Exhibti 99.1

Pengrowth Energy Corporation

Notice of Annual General Meeting of Shareholders

to be held on June 26, 2018

and

Management Information Circular

May 14, 2018

Please contact Kingsdale Advisors by toll-free telephone in North America at 1-866-581-1487, outside North America at 416-867-2272 or by email at contactus@kingsdaleadvisors.com if you have any questions, or require assistance completing your proxy or voting instruction form.

PENGROWTH ENERGY CORPORATION

NOTICE OF ANNUAL GENERAL MEETING

OF THE HOLDERS OF COMMON SHARES

TO BE HELD ON JUNE 26, 2018

NOTICE IS HEREBY GIVEN that an annual general meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (the “Common Shares”) in the capital of Pengrowth Energy Corporation (the “Corporation”) will be held at Livingston Place (South Tower) in the Livingston Club Conference Centre, Plus 15 level, 222 – 3rd Avenue SW, Calgary Alberta, Canada, on June 26, 2018 at 3:00 p.m. (Calgary time), for the following purposes:

1.	to receive and consider the audited consolidated financial statements of the Corporation for the year ended December 31, 2017 and the auditors’ report thereon;

2.	to appoint auditors of the Corporation for the ensuing year and to authorize the board of directors of the Corporation to fix their remuneration;

3.	to elect the directors of the Corporation for the ensuing year;

4.	to vote, in an advisory, non-binding capacity, on a resolution to accept the Corporation’s approach to executive compensation;

5.	to consider and, if thought advisable, to pass with or without variation, an ordinary resolution ratifying, confirming and approving the adoption of a stock option plan for the Corporation; and

6.	to transact such other business as may properly come before the Meeting or any adjournment of the Meeting.

Only Shareholders of record at the close of business on May 1, 2018 (the “Record Date”) are entitled to notice of and to attend the Meeting or any adjournment or adjournments thereof and to vote thereat, unless, after the Record Date, a holder of record transfers his or her Common Shares and the transferee, upon producing properly endorsed share certificates or otherwise establishing that he or she owns such Common Shares, requests, not later than 10 days before the Meeting, that the transferee’s name be included in the list of Shareholders entitled to vote such Common Shares, in which case such transferee shall be entitled to vote such Common Shares, as the case may be, at the Meeting.

Shareholders may vote in person at the Meeting or any adjournment or adjournments thereof, or they may appoint another person (who need not be a Shareholder) as their proxy to attend and vote in their place. If a non-management proxyholder is appointed they must attend the meeting for the vote to count.

Shareholders unable to be present at the Meeting are requested to date and sign the enclosed form of proxy and return it to the Corporation’s agent, Computershare Trust Company of Canada, 8th floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, Attention: Proxy Department, electronically at www.investorvote.com or via facsimile to 1-866-249-7775 (outside North America to 1-416-263-9524) at least 48 hours, excluding Saturdays, Sundays and holidays, before the time of the Meeting or any adjournment thereof or deposited with the Chairman of the Meeting on the day of the Meeting prior to the commencement of the Meeting. The time limit for the deposit of proxies may be waived or extended by the Chair of the Meeting at his discretion without notice.

A management information circular relating to the business to be conducted at the Meeting accompanies this Notice.

Calgary, Alberta

May 14, 2018

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Peter Sametz”
Peter Sametz
President and Chief Executive Officer

PENGROWTH ENERGY CORPORATION | 2018 ANNUAL MEETING | NOTICE OF MEETING

- ii -

EQUITY COMPENSATION PLAN INFORMATION	23

Burn Rate	24
2017 Compensation Peer Group	24
Risk Oversight	24
No Hedging/Derivative Securities Policy	25
Clawback Policy	25
Performance Graph	26
Summary Compensation Table	27
Outstanding Share-Based Awards	28
Incentive Plan Awards - Value Vested or Earned During the Year	28
Pension Plan Benefits and Perquisites	29
Employee Savings Plan	29
Share Ownership Guidelines	29
Management Agreements, Consulting Contracts, Termination and Change of Control Payments	30
Potential Payments Upon Termination or Change of Control	31
Summary of Directors’ Compensation	31
Outstanding Common Share-Based Awards and Rights-Based Awards	33
Incentive Plan Awards – Value Vested or Earned During the Year	34
Director Equity Ownership Requirements	34
Directors and Officers Liability Insurance	34

INDEBTEDNESS OF DIRECTORS AND OFFICERS	35

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	35

INTERESTS OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON	35

CORPORATE GOVERNANCE PRACTICES	35

Corporate Governance & Nominating Committee	35
Independence of Members of Board	35
Board and Committee Meeting Attendance	36
Board Oversight and Chairman	36
Participation of Directors in Other Reporting Issuers	37
Board Mandate	37
Position Descriptions	37
Orientation and Continuing Education	38
Ethical Business Conduct	38
Nomination of Directors	38
Directors’ Skills Matrix	40
Succession Planning	41
Compensation	41
Other Board Committee	41
Assessments	42
Director Term Limits	42
Policies Regarding the Representation of Women on the Board	43
Consideration of the Representation of Women in the Director Identification and Selection Process	43
Consideration Given to the Representation of Women in Executive Officer Appointments	43
Issuer’s Targets Regarding the Representation of Women on the Board and in Executive Officer Positions	43
Number of Women on the Board and in Executive Officer Positions	43

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AUDIT AND RISK COMMITTEE	44

ADDITIONAL INFORMATION	44

Schedule “A” STOCK OPTION PLAN PENGROWTH ENERGY CORPORATION	A-1
Schedule “B” WRITTEN MANDATE OF THE BOARD	B-1

PENGROWTH ENERGY CORPORATION

1600, 222 – 3rd Avenue SW

Calgary, Alberta T2P 0B4

MANAGEMENT INFORMATION CIRCULAR

FOR THE ANNUAL GENERAL MEETING OF THE HOLDERS OF COMMON SHARES

OF PENGROWTH ENERGY CORPORATION TO BE HELD ON JUNE 26, 2018

Dated: May 14, 2018

PURPOSE OF SOLICITATION

This management information circular (the “Information Circular”) is furnished in connection with the solicitation of proxies by or on behalf of the management of Pengrowth Energy Corporation (the “Corporation”) for use at an annual general meeting of the holders (the “Shareholders”) of the common shares (the “Common Shares”) in the capital of the Corporation to be held at Livingston Place (South Tower) in the Livingston Club Conference Centre, Plus 15 level, 222 – 3rd Avenue SW, Calgary Alberta, Canada, on June 26, 2018 at 3:00 p.m. (Calgary time) and any adjournment or adjournments thereof (the “Meeting”) for the purposes set forth in the Notice of Annual General Meeting (the “Notice of Meeting”) accompanying this Information Circular.

RECORD DATE

The Shareholders of record on May 1, 2018 (the “Record Date”) are entitled to notice of, and to attend and vote at, the Meeting except to the extent that:

1.	such person transfers his or her Common Shares after the Record Date; and

2.

the transferee of those Common Shares produces properly endorsed share certificates or otherwise establishes his or her ownership to the Common Shares and makes a demand to the registrar and transfer agent of the Corporation, not later than 10 days before the Meeting, that his or her name be included on the shareholders’ list for the Meeting.

Any registered Shareholder of the Corporation at the close of business on the Record Date who either personally attends the Meeting or who completes and delivers a proxy will be entitled to vote or have his or her Common Shares voted at the Meeting. However, a person appointed under a form of proxy will be entitled to vote the Common Shares represented by that form only if it is effectively delivered in the manner set out under the heading “Completion of Proxies”.

PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies is made on behalf of the management of the Corporation. The costs incurred in the preparation of the enclosed form of proxy (the “Form of Proxy”), Notice of Meeting and this Information Circular and costs incurred in the solicitation of proxies will be borne by the Corporation. Solicitation of proxies will be primarily by mail, but may also be in person, by telephone, facsimile or by electronic means. The Corporation has retained Kingsdale Advisors as its strategic shareholder advisor and proxy solicitation agent, located at Exchange Tower, 130 King Street West, Suite 2950, Toronto, Ontario, M5X 1E2 (“Kingsdale”) to assist with the Corporation’s communications with Shareholders and the solicitation of proxies. In connection with these services, the Corporation will pay Kingsdale a fee of $63,000. In addition, Kingsdale will be reimbursed by the Corporation for disbursements and out-of-pocket expenses, as well as an additional $8 fee for each telephone call. If you have any questions about how to vote your Common Shares, please contact Kingsdale by toll-free in North America at 1-866-581-1487 or collect call outside North America at 416-867-2272 or by email at contactus@kingsdaleadvisors.com.

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All monetary figures are stated in Canadian currency, except as noted. On December 29, 2017, the reported noon exchange rate quoted by the Bank of Canada for Cdn.$1.00 was US$ 0.7971.

Completion of Proxies

The Form of Proxy affords Shareholders or intermediaries an opportunity to specify that the Common Shares registered in their name shall be voted for or against or withheld from voting in respect of certain matters as specified in the accompanying Notice of Meeting.

The persons named in the enclosed Form of Proxy are the President and Chief Executive Officer and a director, respectively, of the Corporation.

A REGISTERED SHAREHOLDER OR AN INTERMEDIARY HOLDING COMMON SHARES ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON OR COMPANY, WHO NEED NOT BE A SHAREHOLDER, TO ATTEND AND ACT ON THEIR BEHALF AT THE MEETING, IN THE PLACE OF THE PERSONS DESIGNATED IN THE FORM OF PROXY FURNISHED BY THE CORPORATION. TO EXERCISE THIS RIGHT, THE SHAREHOLDER OR INTERMEDIARY SHOULD STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE FORM OF PROXY AND INSERT THE NAME OF THEIR NOMINEE IN THE BLANK SPACE PROVIDED, OR SUBMIT ANOTHER APPROPRIATE PROXY.

A Form of Proxy must be dated and signed by the registered Shareholder or by his attorney authorized in writing or by the intermediary. In the case of a Shareholder that is a corporation, the proxy must be executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation with proof of authority accompanying the Form of Proxy.

In order to be effective, the Form of Proxy, together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof, must be mailed so as to be deposited at the office of the Corporation’s agent, Computershare Trust Company of Canada, 8th floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, Attention: Proxy Department, electronically at www.investorvote.com or via facsimile to 1-866-249-7775 (outside North America to 1-416-263-9524) at least 48 hours (Calgary time), excluding Saturdays, Sundays and holidays, before the time of the Meeting or any adjournment thereof or deposited with the Chairman of the Meeting on the day of the Meeting prior to the commencement of the Meeting. The time limit for the deposit of proxies may be waived or extended by the Chair of the Meeting at his discretion without notice. No instrument appointing a proxy shall be valid after the expiration of 12 months from the date of its execution. If the Form of Proxy is not dated, it will be deemed to bear the date on which it was mailed.

The Corporation may use Broadridge’s QuickVote™ service to assist beneficial shareholders with voting their shares. Beneficial shareholders may be contacted by Kingsdale Advisors to conveniently obtain a vote directly over the telephone. Broadridge then tabulates the results of all instructions received and provides the appropriate instructions respecting the voting of the shares to be represented at the Meeting.

If you have any questions or need assistance completing your Form of Proxy, please contact the Corporation’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, toll-free in North America at 1-866-581-1487 or call collect from outside of North America at 416-867-2272 or by email at contactus@kingsdaleadvisors.com.

Revocation of Proxies

You may revoke your Form of Proxy at any time before it is acted on. You can do this by stating clearly, in writing, that you want to revoke your Form of Proxy and by delivering the written statement to either: (i) Computershare Trust Company of Canada, 8th floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, Attention: Proxy Department, or via facsimile to 1-866-249-7775 (outside North America to 1 416-263-9524) not less than 24 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment of the Meeting; or (ii) with the Chair of the Meeting on the day of the Meeting or any adjournment of the Meeting.

You can also revoke your proxy by attending the Meeting and voting your Common Shares in person or by any other manner permitted by law.

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Exercise of Discretion by Proxies

A Shareholder or intermediary may indicate the manner in which the persons named in the enclosed Form of Proxy are to vote with respect to any matter by checking the appropriate space. On any poll, those persons will vote or withhold from voting the Common Shares in respect of which they are appointed in accordance with the directions, if any, given in the Form of Proxy. If the Shareholder or intermediary wishes to confer a discretionary authority with respect to any matter, the space should be left blank. IN SUCH INSTANCE, THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE THE COMMON SHARES REPRESENTED BY THE PROXY IN FAVOUR OF THE MOTION.

The enclosed Form of Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing of this Information Circular, management of the Corporation knows of no such amendment, variation or other matter. However, if any other matters which are not now known to management should properly come before the Meeting, the proxies in favour of management nominees will be voted on such matters in accordance with the best judgment of the management nominees.

Notice-and-Access

The Corporation has elected to use the “notice and access” provisions under National Instrument 54-101 Communications with Beneficial Owners of Securities of a Reporting Issuer (the “Notice and Access Provisions”) for the Meeting in respect of mailings to its beneficial Shareholders (as described below) but not in respect of mailings to its registered Shareholders (as described below). The Notice and Access Provisions are rules developed by the Canadian Securities Administrators that reduce the volume of the materials that must be physically mailed to shareholders by allowing a reporting issuer to post its information circular in respect of a meeting of its shareholders and related materials online.

The Corporation has also elected to use procedures known as ‘stratification’ in relation to its use of the Notice and Access Provisions. Stratification occurs when a reporting issuer using the Notice and Access Provisions provides a paper copy of an information circular and, if applicable, a paper copy of financial statements and related management’s discussion and analysis (“Financial Information”), to some shareholders together with a notice of a meeting of its shareholders. In relation to the Meeting, registered Shareholders will receive a paper copy of each of the Notice of the Meeting, this Information Circular and the Form of Proxy. Beneficial Shareholders will receive a Notice and Access Notification and a Voting Instruction Form (as defined below). In addition, a paper copy of the Financial Information in respect of the most recently completed financial year of the Corporation will be mailed to registered Shareholders as well as to beneficial Shareholders who have previously requested to receive them.

The Corporation will be delivering a Notice and Access Notification and a Voting Instruction Form directly to non-objecting beneficial owners of its Common Shares with the assistance of Broadridge Investor Communication Solutions, Canada (“Broadridge”) and intends to pay for intermediaries to deliver proxy related materials to objecting beneficial owners of its Common Shares.

Advice to Beneficial Holders of Securities

The information set forth in this section is of significant importance to many investors who do not own Common Shares in their own name (“Beneficial Shareholders”). Beneficial Shareholders should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder’s name on the records of the Corporation. Such Common Shares will more likely be registered under the names of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for their clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate individuals.

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Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of securityholders meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of that broker) is typically similar to the Form of Proxy provided to registered Shareholders by the Corporation. However, the purpose of the broker’s form of proxy is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically asks Beneficial Shareholders to return the voting instruction form (the “Voting Instruction Form”) to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a Voting Instruction Form cannot use that Voting Instruction Form to vote Common Shares directly at the Meeting. The Voting Instruction Form must be returned to Broadridge well in advance of the Meeting in order to have the Common Shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of the Beneficial Shareholder’s broker (or agent of the broker), a Beneficial Shareholder may attend the Meeting as proxyholder for the registered Shareholder and vote such Common Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Common Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

If you have any questions or need assistance completing your voting instruction form, please contact the Corporation’s strategic shareholder advisor and proxy solicitation agent, Kingsdale, toll-free in North America at 1-866-581-1487 or call collect from outside of North America at 416-867-2272 or by email at contactus@kingsdaleadvisors.com.

INFORMATION CONCERNING THE CORPORATION

The Corporation was originally incorporated pursuant to the Business Corporations Act (Alberta) on October 4, 2010, as 1562803 Alberta Ltd. and changed its name to Pengrowth Energy Corporation on December 2, 2010. The Corporation amalgamated with its wholly-owned subsidiaries NAL Energy Corporation, NAL Properties Inc. and NAL Canada West Inc. on January 1, 2013. The Corporation is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Prince Edward Island, Nova Scotia and Newfoundland. The Common Shares are listed on the Toronto Stock Exchange (the “TSX”) under the trading symbol “PGF” and on the New York Stock Exchange (the “NYSE”) under the trading symbol “PGH”.

VOTING OF COMMON SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of Common Shares and up to 10,000,000 preferred shares. As at the date hereof, there are 556,117,090 fully paid and non-assessable Common Shares issued and outstanding and no preferred shares issued and outstanding. The holders of the Common Shares are entitled to receive notice of all meetings of shareholders and to attend and vote the Common Shares at all such meetings. Each Common Share carries with it the right to one vote.

The by-laws of the Corporation provide that if two persons holding not less than 25% of the issued Common Shares entitled to vote are present in person or are represented by proxy, a quorum for the purposes of conducting a shareholders meeting is constituted.

Any registered Shareholder at the close of business on May 1, 2018 who either personally attends the Meeting or who completes and delivers a Form of Proxy will be entitled to vote or have his or her Common Shares voted at the Meeting. However, a person appointed under a Form of Proxy will be entitled to vote the Common Shares represented by that form only if it is effectively delivered in the manner set out in the heading “Completion of Proxies”.

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To the best of the knowledge of the directors and executive officers of the Corporation, as of the date of this Information Circular, there is no person or company who beneficially owns, or controls or directs, directly or indirectly voting securities carrying 10% or more of the voting rights attached to any class of voting securities of the Corporation other than as set out in the table below:

Name and Municipality	Number of Common Shares Owned or Controlled	Percentage of Class
Seymour Schulich (1) Toronto, Ontario	140,000,000 Common Shares	25.17%

Note:

(1)

106,000,000 of the Common Shares are held through Mr. Schulich’s holding company, Nevada Capital Corporation Ltd. and 34,000,000 Common Shares are held by the Schulich Foundation, an affiliate of Mr. Schulich.

MATTERS TO BE ACTED UPON

The Shareholders of the Corporation will be asked to consider and, if deemed appropriate:

1.	to receive and consider the audited consolidated financial statements of the Corporation for the year ended December 31, 2017 and the auditors’ report thereon;

2.	to appoint auditors of the Corporation for the ensuing year and to authorize the board of directors of the Corporation to fix their remuneration;

3.	to elect the directors of the Corporation for the ensuing year;

4.	to vote, in an advisory, non-binding capacity, on a resolution to accept the Corporation’s approach to executive compensation;

5.	to consider and, if thought advisable, to pass with or without variation, an ordinary resolution ratifying, confirming and approving the adoption of a stock option plan for the Corporation; and

6.	to transact such other business as may properly come before the Meeting or any adjournment of the Meeting.

Additional detail regarding each of the matters to be acted on at the Meeting is contained below.

RECEIVING AND CONSIDERING FINANCIAL STATEMENTS

The Corporation’s board of directors (the “Board”) will place before the Meeting the annual consolidated financial statements of the Corporation and the auditors’ report thereon for the financial year ended December 31, 2017 (the “Financial Statements”). The Financial Statements, together with the accompanying Management Discussion & Analysis for the year ended December 31, 2017, are available on the Corporation’s website at www.pengrowth.com/investors/reports, on the System for Electronic Document Analysis and Retrieval website (“SEDAR”) at www.sedar.com and on the Electronic Data-Gathering, Analysis and Retrieval system (“EDGAR”) of the United States Securities and Exchange Commission’s (“SEC”) website at www.sec.gov. No formal action will be taken at the Meeting to approve the Financial Statements, which have already been approved by the Board. If any Shareholders have questions respecting the Financial Statements, the questions may be brought forward at the Meeting.

APPOINTMENT OF AUDITORS

The Shareholders will be asked to vote on a resolution at the Meeting to appoint KPMG LLP as auditors of the Corporation, to hold office until the next annual meeting of the Shareholders, at such remuneration to be determined by the Board. KPMG LLP was appointed as Pengrowth’s auditors on its incorporation and have been the auditors of the Corporation’s predecessor, Pengrowth Corporation, since 1988.

In the absence of contrary instructions, the persons named in the accompanying Form of Proxy intend to vote the Common Shares represented thereby in favour of the appointment of KPMG LLP as auditors of the Corporation.

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ELECTION OF DIRECTORS

Action is to be taken at the Meeting with respect to the election of directors. The Shareholders will be asked to vote on a resolution at the Meeting to elect, as directors, the nominees whose names are set forth in the table below. Voting for the election of nominees will be conducted on an individual, and not on a slate, basis. Each nominee elected will hold office until the next annual meeting of the Shareholders, or until his successor is duly elected or appointed, unless his office is vacated earlier in accordance with the Corporation’s articles. The Board, by resolution dated May 1, 2018, has established the size of the Board to be elected at the Meeting at six directors.

Majority Voting Policy

The Board has adopted a majority voting policy stipulating that, in an uncontested election of directors, in the event that a director nominee is elected but receives a greater number of “withhold” votes than “for” votes, such director shall promptly tender his or her resignation to the Chair of the Board. In such circumstances the Board shall meet within 90 days of the relevant Shareholders’ meeting to determine whether or not it wishes to accept such resignation with the proviso that, absent exceptional circumstances, the Board will generally accept such resignation and advise Shareholders of the Board’s decision in that regard. The resignation will be effective when accepted by the Board. The Board shall immediately issue a news release with the Board’s decision including the reason for not accepting any resignation and shall provide a copy of that release to the TSX. Shareholders should note that, as a result of the majority voting policy, a “withhold” vote is effectively a vote against a director nominee in an uncontested election. A director who tenders a resignation pursuant to this policy will not participate in any meeting of the Board or committee of the Board at which the resignation is considered.

Advance Notice By-Law

The Board has adopted an advance notice by-law which was ratified by Shareholders at the 2013 annual general meeting. The advance notice by-law sets forth procedures for any Shareholder who intends to nominate any person for election as a director of the Corporation other than pursuant to Shareholder rights instilled within the Corporation’s governing statute or through a Shareholder proposal. The advance notice by-law stipulates a deadline by which a Shareholder must notify the Corporation of its intention to nominate directors and also sets out the information that a Shareholder must provide regarding each director nominee and the nominating Shareholder in order for the requirements of the advance notice by-law to be met. These requirements are intended to provide all Shareholders with the opportunity to evaluate and review the proposed candidates and vote in an informed and timely manner regarding such nominees. As of the date of this Information Circular, the Corporation has not received any director nominations in accordance with the requirements of the advance notice by-law.

The following information relating to the nominees as directors is based partly on the records of the Corporation and partly on information received by the Corporation from said nominees, and sets forth the name and municipality of residence of the persons proposed to be nominated for election as directors, all other positions and offices within the Corporation now held by them, their principal occupations or employments, the periods during which they have served as directors of the Corporation and the approximate number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as of the date of this Information Circular.

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In the absence of contrary instructions, it is the intention of the persons designated in the accompanying Form of Proxy to vote the Common Shares represented thereby FOR the election of each nominee named below.

Name	Position(s) Presently Held	Director Since	Principal Occupation for Previous Five Years	Number and Percentage of Common Shares Beneficially Owned or Over Which Control or Direction, Directly or Indirectly, is Exercised(5)

Peter D. Sametz Calgary, Alberta, Canada	Director, President and Chief Executive Officer	2018

Mr. Sametz was appointed as the President and Chief Executive Officer of the Corporation on March 15, 2018. He was most recently President and Chief Executive Officer of Gemini Corporation from March 2016 to November 2017 and prior thereto held various positions, including interim Chief Executive Officer with Connacher Oil and Gas Limited from 2004 to 2012.

				75,000 (0.01%)
Wayne K. Foo(2)(3) Calgary, Alberta, Canada	Director	2006	Mr. Foo is Chair of the Board of Parex Resources Inc., a TSX listed issuer, a position he has held since May 2017. Mr. Foo is also a member of the Institute of Corporate Directors.	31,290 (0.01%)
Kelvin B. Johnston(1)(2)(3)(4) Calgary, Alberta, Canada	Chairman Director	2016 2012

Mr. Johnston serves as President of Wylander Crude Corp., a private oil and gas company, a position he has held since July 2006, and as Vice President, Corporate Development of Lakeview Energy Ltd., a private oil and gas company, a position held since June 2009. Mr. Johnston is also a Managing Director of JOG Capital Corp., a firm providing private equity capital to the junior oil and gas sector.

				209,389 (0.04%)
James D. McFarland(1)(4) Calgary, Alberta, Canada	Director	2010

Mr. McFarland serves as a director of Valeura Energy Inc., a TSX listed issuer which he co-founded and of which he served as President and Chief Executive Officer from June 2010 until December 31, 2017. Prior to this position, Mr. McFarland served as President, Chief Executive Officer, director and co-founder of Verenex Energy Inc. which was sold to the Libyan Investment Authority in December 2009.

				87,948 (0.02%)
A. Terence Poole(1) Calgary, Alberta, Canada	Director	2005

Mr. Poole formerly served on the board of directors of Methanex Corporation. Mr. Poole retired from Nova Chemicals Corporation in 2006 where he had held various senior management positions including Executive Vice President, Corporate Strategy and Development.

				120,000 (0.02%)
D. Michael G. Stewart(3)(4) Calgary, Alberta, Canada	Director	2006

Michael Stewart is a corporate director and currently serves on the boards of directors and various board committees of TransCanada Corporation and its subsidiary, TransCanada PipeLines Limited and CES Energy Solutions Corp.

				115,809 (0.02%)

Notes:

(1)	Member of the Corporation’s Audit and Risk Committee.
(2)	Member of the Corporation’s Reserves, Health, Safety and Environment Committee.
(3)	Member of the Corporation’s Corporate Governance & Nominating Committee.
(4)	Member of the Corporation’s Compensation Committee.
(5)	All information relating to securities held by directors has been provided by the respective nominee director.

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Biographies

Peter D. Sametz is a seasoned oil and gas executive with over 35 years of experience in a variety of technical and leadership roles. Mr. Sametz has significant strategic experience having served as a Chief Executive Officer and director of numerous public and private companies and industry associations. Mr. Sametz graduated with high distinction from Carleton University with a degree in Mechanical Engineering. He is a member of the Association of Professional Engineers and Geoscientists of Alberta (APEGA) and the Institute of Corporate Directors (ICD).

Wayne K. Foo has had a varied 36-year career in the energy sector, including: exploration and production management with Chevron Corporation; President, Chief Operating Officer and Vice President of Archer Resources Ltd.; President and Chief Executive Officer of Dominion Energy Canada Ltd.; President and Chief Executive Officer of Petro Andina Resources Inc. and Chief Executive Officer of Parex Resources Inc. Mr. Foo received a Bachelor of Science in Geology from the University of Calgary in 1977 and a Masters of Science in Geology from Queen’s University in 1979.

Kelvin B. Johnston is an executive with more than 35 years’ experience in the oil and gas industry. Prior positions include serving as President and Chief Executive Officer of Alberta Clipper Energy Inc., Vice-President, Exploration of Thunder Energy Ltd., and various senior technical, executive and board capacities at Husky Oil Ltd., Startech Energy Inc., Impact Energy Inc., Mustang Resources Ltd. and Peerless Energy Inc. Mr. Johnston is currently a Managing Director with JOG Capital Corp. and serves as a director of the Explorers and Producers Association of Canada (EPAC). Mr. Johnston holds a Bachelor of Science (Hons.) degree in Geology from the University of Manitoba and a Masters degree in Economics from the University of Calgary.

James D. McFarland has more than 45 years’ experience in the oil and gas industry. He has served in senior executive roles as Managing Director of Southern Pacific Petroleum N.L. in Australia, President and Chief Operating Officer of Husky Oil Limited and in a wide range of upstream and corporate functions in an earlier 23 year career with Imperial Oil Limited and other ExxonMobil affiliates in Canada, the United States and western Europe. He is also a past director of Aventura Energy Inc., Vermilion Energy Trust and Vermilion Resources Ltd. He is a member of the Association of Professional Engineers and Geoscientists of Alberta, the Society of Petroleum Engineers International, the Institute of Corporate Directors and the Program Committee of the World Petroleum Council. Mr. McFarland received a Bachelor of Science in Chemical Engineering (Honours) from Queen’s University at Kingston and a Master of Science in Petroleum Engineering from the University of Alberta and completed the Executive Development Program at Cornell University. In 2003, he was awarded the Australian Centenary Medal for outstanding service through business and commerce. At present, Mr. McFarland serves as a director of MEG Energy Corp. and Valeura Energy Inc., both TSX listed issuers.

A. Terence Poole brings extensive senior financial management, accounting, capital and debt market experience to the Corporation. Mr. Poole received a Bachelor of Commerce degree from Dalhousie University and holds a Chartered Professional Accountant designation.

D. Michael G. Stewart has held a variety of senior executive positions in the Canadian energy industry over the past 45 years, the most recent being Executive Vice President, Business Development of Westcoast Energy Inc. (energy infrastructure, services and utilities; 1998 – 2002). Mr. Stewart graduated from Queen’s University, Kingston, Ontario in 1973 with a Bachelor of Science (First Class Honours) in Geological Sciences. He is a member of the Institute of Corporate Directors and the Association of Professional Engineers and Geoscientists of Alberta (non-practicing).

Corporate Cease Trade Orders or Bankruptcies

None of the proposed directors is, as at the date hereof, or has been in the last ten years, a director, chief executive officer or chief financial officer of any company that: (i) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days that was issued while the proposed director was acting in that capacity; or (ii) was subject to such an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in such a capacity.

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Other than as disclosed in the following paragraph, none of the proposed directors is, as at the date hereof, or has been in the last ten years, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold its assets.

Mr. Sametz was the Chief Executive Officer and director of One Earth Oil and Gas Inc. (“One Earth”) a private oil and gas company until April 27, 2016, being the date on which One Earth was granted a court order approving the sale of assets contemplated in the proposal filed with the Office of the Superintendent of Bankruptcy in March 2016. From the time One Earth filed a Notice of Intention to Make a Proposal under the Bankruptcy Insolvency Act of Canada in November 2015 until the sale of assets, management operated the company and Hardie & Kelly were appointed trustees to facilitate the sale of assets.

Personal Bankruptcies

None of the proposed directors has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold their assets.

Penalties or Sanctions

To the knowledge of the Corporation, no proposed nominee for election as a director of the Corporation (nor any personal holding company of any of such persons) has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable Shareholder in deciding whether to vote for such proposed nominee.

ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Corporation believes that Shareholders should have the opportunity to fully understand the philosophy, objectives and principles that the Board has used to make executive compensation decisions and the proposed changes to the executive compensation program for 2018. This Shareholder advisory vote represents an important part of the ongoing process of engagement between Shareholders and the Board on compensation.

The Corporation hopes you will carefully review the Corporation’s proposed 2018 Compensation Program described under “Compensation Discussion and Analysis” of this Information Circular before voting on this matter. The compensation discussion and analysis contained in this Information Circular describes the 2018 Compensation Program together with the Corporation’s compensation philosophy, the objectives of the different elements of the Corporation’s compensation programs and the way the Board will assess performance and makes decisions.

The Board recommends that Shareholders approve the following advisory resolution:

“BE IT RESOLVED, on an advisory basis, and not to diminish the role and responsibilities of the Board, that the Shareholders accept the approach to executive compensation disclosed in the management information circular of the Corporation dated May 14, 2018.”

As this is an advisory vote, the results will not be binding upon the Board. However, the Board will consider the outcome of the vote as part of its ongoing review of executive compensation. The Board believes that it is essential for Shareholders to be well informed of the Corporation’s approach to executive compensation and considers this advisory vote to be an important part of the ongoing process of engagement between Shareholders and the Board. In 2017, Shareholders voted 93.0% in favor of the advisory resolution concerning the Corporation’s approach to executive compensation. In the absence of contrary instructions, it is the intention of the persons designated in the accompanying Form of Proxy to vote the Common Shares represented thereby FOR the non-binding advisory resolution regarding the Corporation’s approach to executive compensation.

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APPROVAL OF STOCK OPTION PLAN

The Corporation has completed an extensive review of its incentive compensation program which has resulted in, among other things, the adoption of a stock option plan of the Corporation (the “Stock Option Plan”). The Stock Option Plan was approved by the Corporation’s Board on May 1, 2018 and is conditional on the approval by the Shareholders. The TSX has conditionally approved the form of Stock Option Plan. At the Meeting, Shareholders will be asked to consider and, if thought advisable, to approve, with or without amendment, an ordinary resolution ratifying, confirming and approving the adoption of the Stock Option Plan.

The Corporation’s current long term incentive plan (“LTIP”) provides for the grant of restricted share units (“RSUs”), performance share units (“PSUs”) and deferred share units (“DSUs”) to employees (including officers and directors) and service providers of the Corporation and its subsidiaries and affiliates. The Corporation’s deferred share unit plan for non-employee directors (“Phantom DSU Plan”) provides for the grant of phantom DSUs (“Phantom DSUs”) to non-employee directors.

In May 2018, the Board, in consultation with Mercer (Canada) Limited (“Mercer”) and upon the recommendation from the Compensation Committee, determined that, subject to approval of the Stock Option Plan at the Meeting, all grants of long term incentive compensation in respect of fiscal 2018 and beyond will be in Options under the Stock Option Plan and RSUs under the LTIP. If the Stock Option Plan is approved at the Meeting, the Corporation will cease to grant PSUs and DSUs under the LTIP. The executive officers’ long term incentive compensation will be limited exclusively to Options. Non-employee directors will continue to receive Phantom DSUs only. The Corporation is responding to feedback from Shareholders and believes that a simplified executive compensation program, as it relates to long-term equity incentives, will incentivize management and employees and promote sustained growth and returns for Shareholders on a per share basis, as well as ownership and value-creation over the long term. The Options granted under the Stock Option Plan will vest over a three year period from the date of grant and expire within seven years from the date of grant, and will serve as an important retention tool for key personnel. The Corporation believes that the adoption of the Stock Option Plan and transition to grants of only Options to senior executive’s better aligns the Corporation’s executive compensation practices and program with the Corporation’s success and returns to Shareholders.

Accordingly, if the Stock Option Plan is approved at the Meeting, no further grants of PSUs or DSUs will be made by the Corporation pursuant to the LTIP. The LTIP will remain in place until such time as all outstanding awards granted thereunder have been settled, cancelled or expired (which the Corporation expects to occur in 2020 in respect of the Corporation’s PSUs). The Corporation anticipates that it will adopt a new RSU plan to replace the LTIP at the annual meeting of Shareholders next year.

If the Stock Option Plan is not approved at the Meeting, the Corporation will be unable to grant any Options and the Corporation may continue to grant PSUs pursuant to the LTIP.

The maximum number of Common Shares that may be issuable under Options that are issued and outstanding at any time under the Stock Option Plan and the aggregate number of Common Shares issuable pursuant to any other share compensation arrangement shall not exceed 10% of the aggregate number of Common Shares actually outstanding at that time, as determined on a non-diluted basis. As of the date hereof, if the Stock Option Plan is approved at the Meeting, the Corporation, taking into account outstanding Common Shares issuable pursuant to any other share compensation arrangement, may grant up to 49,667,359 Options.

For further information, please see “Executive Compensation - 2018 Compensation Program”.

Summary of Stock Option Plan

Below is a summary of the principal terms of the proposed Stock Option Plan which was approved by the Board on May 1, 2018. The full text of the Stock Option Plan is attached to this Information Circular as Schedule “A”. Reference should be made to the provisions of the Stock Option Plan with respect to any particular provision described below.

The Stock Option Plan will form an integral component of the Corporation’s new compensation program and will serve to enhance shareholder value by aligning the interests of officers, employees and consultants of the Corporation (each, an “Optionee”) with the interests of Shareholders in the growth and financial stability of the

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Corporation. The Stock Option Plan is designed, through the grant of options to purchase Common Shares (“Options”), to reward participants under the Stock Option Plan with additional compensation relative to an increase in the price of the Common Shares. In addition, the deferred vesting of Options over a three year period serves as a long term retention incentive to encourage the Named Executive Officers (as defined herein) and senior management to remain employed with the Corporation.

Eligibility

The Stock Option Plan permits the granting of Options to officers, employees and consultants of the Corporation. The Stock Option Plan does not permit the grant of Options to non-employee directors of the Corporation.

Administration

Pursuant to the Stock Option Plan, the Board may grant Options from time to time. At the time of the grant, the Board fixes the exercise price, vesting dates and the expiry date of such Options. The Board may also fix such other terms and conditions, not inconsistent with the Stock Option Plan, as the Board in its discretion may determine.

Expiration

The Stock Option Plan provides that the expiry date of an Option shall be no later than 10 years from the date of grant of such Option. If the expiry date of an Option falls within any period during which employees of the Corporation are prohibited from trading securities of the Corporation that is imposed by the Corporation (a “Black Out Period”), or within five business days thereafter, the expiry date of such Option shall be automatically extended for a period of ten business days following the end of the Black Out Period.

Exercise Price

The Stock Option Plan provides that the exercise price of an Option shall be greater than or equal to the higher of: (i) the five day volume weighted average trading price of the Common Shares on the TSX immediately preceding the date of grant; or (ii) the lowest price permitted by the TSX; provided that if the Common Shares are not listed and posted for trading on a stock exchange, the exercise price of an Option shall be the value determined by the Board on the date of grant. The Board has the option to permit the exercise, for all or any part of the Options held by a participant, on cashless basis.

Maximum Percentage of Common Shares Reserved

The maximum number of Common Shares that are issuable under Options that are issued and outstanding at any time under the Stock Option Plan and the aggregate number of Common Shares issuable pursuant to any other share compensation arrangement shall not exceed 10% of the aggregate number of Common Shares actually outstanding at that time, as determined on a non-diluted basis. The maximum number of Common Shares that may be issued under the Stock Option Plan to insiders of the Corporation within any one year period and the maximum number of Common Shares that are issuable under the Stock Option Plan to insiders of the Corporation at any time, together with all Common Shares issuable to insiders under all other share compensation arrangements, may not exceed 10% of the outstanding Common Shares. The maximum number of Common Shares that may be issued under the Stock Option Plan or any other share compensation arrangement to any single participant in the Stock Option Plan may not exceed 5% of the outstanding Common Shares.

Amendment to Options

The Board may, at any time, but subject always to the receipt of required regulatory approvals, alter, amend or revise the terms of the Stock Option Plan or an outstanding Option, or suspend, discontinue or terminate the Stock Option Plan, provided that, without the prior written consent of an Optionee, no such action shall adversely affect (except as specifically provided in the Stock Option Plan or an applicable Option Agreement) any Options previously granted to such Optionee.

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Any alteration, amendment or revision to the Stock Option Plan or any outstanding Options (other than suspension, discontinuance or termination of the Stock Option Plan or any outstanding Options) is subject to the prior approval of shareholders of the Corporation. Notwithstanding the foregoing, the Board has the authority to make certain amendments to the Stock Option Plan without further approval of the shareholders of the Corporation, to the extent that such amendments relate to: (i) altering, extending or accelerating the terms and conditions of vesting applicable to any Option or group of Options; (ii) changing the termination provisions of an Option, provided such change does not entail an extension beyond the original expiry date of such Option; (iii) accelerating the expiry date of an Option; (iv) determining and applying the anti-dilution adjustment provisions pursuant to the Stock Option Plan; (v) making changes of a “housekeeping” nature; and (vi) amending or modifying the mechanics of exercise of the Options.

Shareholder approval is specifically required for the Board to make amendments of the following nature: (i) to increase the maximum number or percentage of Common Shares that may be issued pursuant to Options; (ii) to reduce the exercise price of Options; (iii) to alter limits to insider participation; (iv) to extend the expiry date of Options; (v) to add any form of financial assistance to a participant; (vi) to amend the restriction to permit a participant to transfer any Options to a new beneficial holder other than for estate settlement purposes; (vii) to amend the Stock Option Plan to allow for the grant of Options to non-employee directors; and (viii) to amend the amendment provisions of the Stock Option Plan.

All amendments to the Stock Option Plan must be approved by the TSX.

Early Expiration

The Stock Option Plan provides an Optionee who has ceased to be a participant under the Stock Option Plan, for any reason, a limited amount of time to exercise any or all of his or her vested Options, after which time such vested Options shall expire. All of such Optionee’s unvested Options expire immediately upon cessation of participation (other than by reason of death, disability or retirement). Options granted under the Stock Option Plan will expire on the earlier of: (i) the original expiry date; (ii) one year after the Optionee’s death; (iii) 90 days following the final vesting of all outstanding Options of a participant that becomes permanently disabled; (iv) 90 days following the final vesting of all outstanding Options of a retiring participant; and (v) 60 days after the Optionee ceases to be a participant for any other reason. In the context of an Optionee ceasing to be a participant under the Stock Option Plan, the directors of the Corporation have the discretion to vest unvested Options and to extend the expiry date of Options, provided that such extended expiry date shall be no later than the earlier of the original expiry date of such Options and the third anniversary date of the date upon which the Optionee ceased to be a participant under the Stock Option Plan.

Transferability

Options granted under the Stock Option Plan are for the benefit of the Corporation’s officers, employees and consultants and are not assignable to any third party under any circumstance except for a limited right of an Optionee’s legal representative to exercise Options in the event of the death or permanent disability of an Optionee.

Anti-Dilution Adjustment Provisions

In the event: (i) of any change or proposed change in the Common Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; (ii) of any issuance, dividend or distribution to all or substantially all of the holders of Common Shares of any shares, securities, property or assets of the Corporation other than in the ordinary course; (iii) that any rights are granted to holders of Common Shares to purchase Common Shares at prices materially below fair market value; or (iv) that as a result of any recapitalization, merger, consolidation or otherwise the Common Shares are converted into or exchangeable for any other shares or securities; then in any such case: (v) the Board will proportionately adjust the number of Common Shares that underlie each Option, the number of Common Shares that are available for issuance pursuant to the exercise of all outstanding Options, the securities or other property that may be acquired upon the exercise of an Option and the exercise price of such Option, or one or more of the foregoing, to prevent substantial dilution or enlargement of the rights granted to Optionees; and (vi) the Board may amend to an earlier date the date on which any or all unvested Options become vested Options and may decide whether such Options will remain as vested Options for a limited period of time only. Upon any such determination

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having been made, subject to approval of the Toronto Stock Exchange, the Optionee shall be bound by such determination.

Change of Control

If, before the vesting of an Option in accordance with the terms thereof, a “Change of Control” (as such term is defined in the Stock Option Plan) shall occur then, unless otherwise determined by the Board prior to the Change of Control, immediately prior to the time a Change of Control occurs, all previously unvested Options shall immediately vest, provided, however, that such vesting of Options shall, unless otherwise determined in advance by the Board, be effective as of the date of the Change of Control and shall be conditional on the consummation of such Change of Control.

Upon the occurrence of a Change of Control in pursuant to which the Common Shares are converted into, or exchanged for, other property, whether in the form of securities of another entity, cash, or otherwise (a “Substitution Event”), the surviving or acquiring entity (the “Continuing Entity”) shall, to the extent commercially reasonable, be required to take all necessary steps to continue the Stock Option Plan and to continue the Options granted hereunder or to substitute or replace similar same with options measurable in value to the securities in the Continuing Entity for the Options outstanding under the Stock Option Plan on substantially the same terms and conditions as the Stock Option Plan (the “Substitution Requirement”). In the event that: (a) the Continuing Entity does not (or, upon the occurrence of the Substitution Event, will not) comply with the Substitution Requirement; (b) the Board determines, acting reasonably, that compliance with the Substitution Requirement is not practicable; (c) the Board determines, acting reasonably, that compliance with the Substitution Requirement would give rise to adverse tax results to Optionees; or (d) the securities of the Continuing Entity are not (or, upon the occurrence of the Substitution Event, will not be) listed and posted for trading on a recognizable stock exchange; then, unless otherwise determined by the Board prior to the date of the Substitution Event, upon such Substitution Event, all previously unvested Options shall vest in accordance with the provisions applicable to a Change of Control.

If, following a Substitution Event: (a) an Optionee without a written employment contract with the Corporation has his or her employment with the Corporation terminated for any reason within twelve (12) months of a Substitution Event; or (b) an Optionee who is party to a written employment agreement with the Corporation is dismissed without cause, constructively dismissed or otherwise exercises his or her right to terminate his or her employment with the Corporation pursuant to the Change of Control provisions of his or her employment agreement; then: (c) immediately prior to the time of such termination of employment, all previously unvested Options held by the Optionee shall immediately vest and the Optionee shall have thirty (30) days from the date of such termination of employment to exercise such vested Options.

Recommendation of the Board

If approved at the Meeting, the Stock Option Plan will form an essential component of the Corporation’s new compensation program. See “Executive Compensation – 2018 Compensation Program” for more information.

The Board has determined that the implementation of the Stock Option Plan is in best interests of the Corporation and its Shareholders and unanimously recommends that Shareholders vote in favour of the ordinary resolution in respect of the Stock Option Plan set forth below.

At the Meeting, Shareholders will be asked to consider and, if thought fit, to pass an ordinary resolution substantially in the form set forth below:

“BE IT RESOLVED as an ordinary resolution that:

1.

the stock option plan (the “Stock Option Plan”) of the Corporation in the form attached to the management information circular of the Corporation dated May 14, 2018 as Schedule “A” is hereby ratified, confirmed and approved;

2.	the Corporation has the ability to grant options under the Stock Option Plan until June 26, 2021, being the date that is three years from the date of this resolution; and

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3.

any director or officer of the Corporation is authorized and directed to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to the foregoing resolution.

In order to be passed, the above ordinary resolution must be approved by a majority of the aggregate votes cast by Shareholders at the Meeting. It is the intention of the persons named in the accompanying Form of Proxy, if named as proxy and not expressly directed to the contrary in the Form of Proxy, to vote those proxies FOR the ordinary resolution in respect of the Stock Option Plan set forth above.

OTHER MATTERS COMING BEFORE THE MEETING

The Board knows of no other matters to come before the Meeting other than as referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the Common Shares represented by proxies solicited hereby will be voted on such matters in accordance with the best judgement of the person voting such proxy.

EXECUTIVE COMPENSATION

Summary

Securities legislation requires the disclosure of the compensation received by each “Named Executive Officer” (“Named Executive Officer” or “NEO”) of the Corporation for the most recently completed financial year. “Named Executive Officer” is defined by securities legislation to mean: (i) a Chief Executive Officer (“CEO”) of the Corporation; (ii) a Chief Financial Officer (“CFO”) of the Corporation; (iii) each of the Corporation’s three most highly compensated executive officers or the three most highly compensated individuals acting in a similar capacity, other than the Chief Executive Officer and Chief Financial Officer, at the end of the most recently completed financial year and whose total compensation was, individually, more than $150,000 for that financial year; and (iv) each individual who would be a “Named Executive Officer” under paragraph (iii) but for the fact that the individual was neither an executive officer of the Corporation, nor acting in a similar capacity, at the end of the most recently completed financial year.

For the year ended December 31, 2017, the NEOs of the Corporation are:

●	Mr. Derek W. Evans, President and Chief Executive Officer
●	Mr. Christopher G. Webster, Chief Financial Officer
●	Mr. Randall S. Steele, Chief Operating Officer
●	Mr. Stephen J. De Maio, Senior Vice President, Thermal Operations
●	Mr. Andrew D. Grasby, Senior Vice President, General Counsel & Corporate Secretary

Mr. Evans retired as a director and officer on March 15, 2018. Mr. De Maio ceased to be Senior Vice President, Thermal Operations of the Corporation on January 25, 2018. Mr. Grasby ceased to be Senior Vice President, General Counsel and Corporate Secretary of the Corporation on March 15, 2018.

Compensation Discussion and Analysis

Compensation Committee

The Compensation Committee assists the Board in overseeing the design and administration of key compensation and human resource policies and compensation for the executive team including the CEO. The Compensation Committee reports to the Board and is governed by terms of reference adopted by the Board, which are available at www.pengrowth.com. The Compensation Committee is currently composed of Mr. James D. McFarland (Chair), Mr. Kelvin B. Johnston and Mr. D. Michael G. Stewart. Each member of the Compensation Committee is an independent member of the Board and has experience in executive and corporate compensation programs. Each member’s biography can be found under “Election of Directors - Biographies”.

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The Compensation Committee meets a minimum of two times per year and follows a detailed annual workplan to ensure that the committee discharges the responsibilities delegated to it by the Board in the committee’s terms of reference. The Compensation Committee uses information and analysis provided by management, independent compensation advisors, industry compensation surveys in which Pengrowth participates and other publicly available reports and analyses on executive compensation matters.

Unique Challenges Faced in 2017

2017 continued to present challenges for the oil and gas industry globally and Pengrowth was not immune. Specific challenges faced and the actions taken by management, the Corporation and the Board are described below:

Challenges Faced

●	Although commodity prices did improve, they continued to trade well below levels prior to the downturn.

●	Continued low profitability of new capital investments in the oil and gas sector and a consequent decrease in the capital being invested into the sector and in Pengrowth.

●

A continued weak Canadian dollar relative to the US dollar averaging an exchange rate of approximately $1.00:US$ 0.77, which has a negative impact as most of the Corporation’s debt is denominated in U.S. dollars.

●	A recognized need to sell a substantial part of the Corporation’s asset base and to use the proceeds to reduce indebtedness in a very challenging marketplace.

●	Relatively high debt levels and the resultant limited access to capital markets.

●

Motivating, engaging, rewarding and retaining staff: (i) through a third year with a salary freeze; (ii) following a 60% workforce reduction in 2017; and (iii) following an extremely busy year in 2017, including the sale of nearly $1.0 billion of assets in seven separate transactions, a restructuring of the Corporation’s debt and a $1.08 billion reduction of the Corporation’s total debt.

Actions Taken

●	Moderated capital program in 2017, living within cash flow.

●

Continued deferral of the second commercial phase of the Lindbergh project, with the target to progress expansion into smaller phases with more manageable costs, given the operating environment and the Corporation’s capital resources.

●

Completed nearly $1.0 billion of asset dispositions in a difficult disposition market. The dispositions resulted in the Corporation’s abandonment and reclamation obligations liability being reduced by 64% from year end 2016.

●	Using the proceeds from dispositions to reduce the Corporation’s total debt by $1.08 billion, and renegotiating the terms of the remaining debt.

Executive compensation benchmarking was undertaken in late 2016 and early 2017 as was an extensive review of the compensation approach taken by the companies comprising the Corporation’s peer group in the face of continuing low commodity prices and the substantial weakening of the Canadian dollar.

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After extensive deliberation, the Compensation Committee recommended, and the Board approved, the following approach for 2017 compensation:

●

A STIP award for 2017 performance awarded in 2018 at above target to reflect strong scorecard performance (1.2 out of a possible 2.0) and reflective of the exceptional contributions made by employees as the organization was transformed.

●	A significant decrease in the aggregate amount of the 2017 LTIP grant by removing prior year corporate and individual performance multipliers from the annual LTIP grant calculation.

●	Salary freeze put in place in 2015 continued through 2018 for NEOs and senior officers, other than in respect of promotions.

●	0 - 200% performance factor range instituted for all PSUs granted since 2016.

Overall Impact

The overall financial benefits of the actions taken as noted above has been substantial. The Corporation’s total debt was reduced by $1.08 billion and interest expense was reduced by $34 million. Operating expenses in 2017 were 28% lower compared to 2016 and cash G&A in 2017 was approximately 20% lower than 2016. The new Pengrowth is now a leaner, more focussed organization than it was in 2017 and is underpinned by two 100% owned and operated growth assets at Lindbergh and Groundbirch.

2018 Compensation Program

As part of the Corporation’s ongoing initiatives to refocus its asset portfolio, reduce its indebtedness and its abandonment and reclamation obligations and operate a leaner Corporation that is well positioned to execute on its development plans and to further enhance its financial strength, the Compensation Committee has recommended that the Corporation revise its compensation program to align with the new Pengrowth.

The Compensation Committee reviews and, as appropriate, adjusts the Corporation’s overall compensation strategy and program, including the compensation of the Corporation’s executive officers, directors and employees, on an annual basis. In connection with this annual review, the Compensation Committee takes into account operational and financial performance, market conditions and benchmarks and compares its compensation practices against industry peers to ensure its compensation program is in line with comparable companies operating in the oil and gas industry in Canada. As part of this annual review, the Compensation Committee retained Mercer, independent compensation consultants, to provide independent analysis of, and advice with respect to, the Corporation’s compensation program. In addition to the engagement with Shareholders through the say on pay advisory vote at the Corporation’s Shareholder meeting last year, the Corporation acted on feedback received from Shareholders on the Corporation’s compensation practices to ensure that the Corporation’s practices are aligned with the Corporation’s smaller current asset base, headcount and operations, to reduce complexity and to better focus the organization on Shareholder return and per share performance metrics.

As a result of the above-noted annual compensation review for 2018, the Compensation Committee, in consultation with management and Mercer, recommended that the Corporation adopt a new approach to equity compensation for its LTIP. In connection with this new approach, it was recommended and the Board of Directors approved, subject to Shareholder approval, that the Corporation adopt the Stock Option Plan for grants to its executive officers and senior employees and cease granting PSUs and DSUs under the Corporation’s LTIP. Going forward the Corporation would only grant Options under the Stock Option Plan and RSUs under the LTIP.

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If the Stock Option Plan is approved by Shareholders at the Meeting, for 2018 and onward, it is contemplated that:

●	NEOs and executive officers would receive 100% of their long term incentive compensation in Option grants;

●	Senior employees would receive 50% of their long term incentive compensation in Option grants and 50% in RSU grants; and

●	All other employees would receive 100% of their long term incentive compensation in RSU grants.

If the Stock Option Plan is not approved at the Meeting, the Corporation will be unable to grant any Options and the Corporation may continue to grant PSUs pursuant to the LTIP.

The Corporation believes that the adoption of the Stock Option Plan and Option grants will align the interests of management of the Corporation with the Corporation’s Shareholders by incentivizing management in the current commodity price environment to continue to reduce general and administrative and operating costs, reduce indebtedness and the Corporation’s abandonment and reclamation liabilities, achieve better returns on invested capital, improve operational efficiencies and promote per share production and reserves growth in order to increase the market value of the Corporation’s Common Shares and provide per share returns to the Corporation’s Shareholders. In addition to Shareholder alignment, the Corporation believes that the adoption of the Stock Option Plan will provide the Corporation with an effective tool to retain and motivate the Corporation’s NEOs, executive officers and senior employees.

The Corporation’s compensation program for 2018 is designed to reward individual and team performance that contributes to the achievement of the Corporation’s business strategy on both a short and long term basis. The Corporation’s compensation program consists of both fixed and variable compensation, with a significant portion of compensation being “at risk” and based on absolute performance.

As a result of the foregoing, the Compensation Committee has recommended and the Board of Directors has approved a revised compensation program for 2018 which will be comprised of (i) base salary; (ii) an annual cash-based incentive plan; (iii) the Stock Option Plan; (iv) RSUs under the LTIP; and (v) a package of company-paid employee benefits and perquisites (collectively, the “2018 Compensation Program”).

Compensation Consultants

In discharging its responsibilities, the Compensation Committee takes into consideration information and advice provided by management and consultants, industry compensation surveys and publicly available executive compensation data.

The table below sets out the fees paid to external consultants in 2016 and 2017 related to executive compensation and other matters.

	LANE CAPUTO		MERCER(1)		WILLIS TOWERS WATSON

	2017	2016	2017	2016	2017	2016
Executive Compensation related fees	$2,347	$27,077	$6,603	$49,600	-	$17,344
All other fees	-	-	$10,983	$92,606	-	-
Total Fees	$2,347	$27,077	$17,586	$142,207	-	$17,344

Note:

(1)	Other fees for Mercer relate to non-executive compensation data, surveys and analysis.

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2017 Elements of Compensation

For the fiscal year ended 2017, the compensation for each member of the Pengrowth executive team was comprised of:

●	base salary;
●	an annual cash-based incentive plan (“STIP”);
●	the LTIP; and
●	a package of company-paid employee benefits and perquisites.

Details of these elements are described below.

Pengrowth’s approach to total compensation has been to combine both corporate and individual performance elements and directly support the execution of Pengrowth’s strategic plan. Compensation programs have been structured to reward short term (annual) performance without compromising or risking longer term Shareholder value. Pengrowth’s long term incentive compensation program for officers has historically been comprised of RSUs and PSUs, has a three year vesting period and incorporates both time vesting (RSUs and PSUs) and corporate performance vesting (PSUs).

In 2017, the majority of compensation for the Corporation’s executives was made up of short and long term incentives which are “at risk” as their ultimate value is based on performance and not guaranteed.

In determining the Corporation’s executives’ annual compensation, the Compensation Committee typically assesses individual performance; considers market data for similar positions within the executive compensation peer group; and, with respect to STIP and LTIP, measures performance against agreed goals and objectives and the current year’s corporate scorecard and Pengrowth’s performance compared to the relevant peer companies.

The Compensation Committee reviews the compensation levels for each executive to ensure consistency and appropriateness of:

●	corporate and individual performance;
●	the competitive market;
●	current industry circumstances; and
●	relative positioning of each executive with external and internal peers.

In 2018 the Compensation Committee will be overseeing the implementation of the new forward-looking 2018 Compensation Program, including the transition to grants of Options to the Corporation’s NEOs and senior employees and grants of RSUs to other employees as described above as a result of the changes to the Corporation’s LTIP. See “Executive Compensation - 2018 Compensation Program”. These changes and implementation of the 2018 Compensation Program will better align executive officers and employees’ interests with the interests of the Corporation’s Shareholders by providing a stronger linkage to Pengrowth’s share price performance and simplifying the Corporation’s compensation program. At the same time, 2018 Compensation Program has a compensation mix aimed at attracting and retaining people critical to the Corporation’s future growth and profitability.

Base Salaries

Base Salaries are paid to compensate executives for foundational leadership and management skills and the degree of accountability inherent in their roles. The base salaries of all employees, including the NEOs, are reviewed annually. Factors considered when establishing and adjusting base salaries for the NEOs include:

●	the individual’s recent and historical performance and contribution to the Corporation’s success;
●	the scope of responsibility and accountability within Pengrowth;
●	comparable base salaries in the compensation peer group;
●	general market conditions; and
●	appropriate relative positioning and internal equity within the executive group.

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Base salary adjustments are generally made on March 1st of each year. Further information on the base salaries of the NEOs is in the “Statement of Executive Compensation – Summary Compensation Table”.

The factors considered in establishing base salaries for NEOs will not change under the 2018 Compensation Program. The Corporation has not increased salaries, other than promotions, since 2015.

STIP

The STIP rewards executives for their contribution to the achievement of annual financial and non-financial goals. The Corporation’s STIP aims to align the annual rewards of employees with the interests of Shareholders. The plan is based on a series of corporate and individual performance measures and objectives established at the beginning of each performance year. Each employee has an STIP target, expressed as a percentage of base salary. Individual STIP targets vary by organization level, with more senior positions having proportionately more pay at risk; and weighted more heavily towards corporate performance, reflecting the nature and impact of their contributions. The Compensation Committee approves the annual STIP target percentage of base salary for each of the Corporation’s executive officers. In doing so, the Compensation Committee takes into account the officer’s respective responsibilities, base salary, internal equity and the positioning of his or her short term incentive target compared to market.

At the beginning of each fiscal year, the Board receives the recommendations of the Compensation Committee and approves a corporate scorecard reflecting the year’s performance targets. These performance factors are primarily quantitative in nature and are communicated to the entire workforce. Greater weight is assigned to quantifiable and measurable operational and financial performance indicators to focus all employees on performance measures and outcomes that are within their influence. Each performance factor has a threshold, target and stretch level. If the threshold level of performance is not achieved for any particular factor, no credit will be granted for that factor in the calculation of the corporate performance factor and STIP payout. When the annual results for STIP payment levels, as recommended by the CEO, are reviewed by the Compensation Committee at year end, the Committee considers a number of factors in making its recommendations to the Board including scorecard performance, Shareholder returns, the competitive staffing environment and peer group practices. An overall corporate performance factor is approved by the Board and determines each employee’s payout on the corporate portion of the STIP award.

2017 Corporate Scorecard Assessment and 2017 STIP Award

Pengrowth’s 2017 corporate scorecard was composed of a number of measures that were the key drivers of Pengrowth’s success during the year. This set of key performance indicators with quantitative and qualitative measures and targets for 2017 was recommended by the CEO, reviewed by the Compensation Committee and approved by the Board early in 2017.

The measures were heavily weighted toward financial and operational results. Each of the measures in the 2017 corporate scorecard had a threshold level of performance (typically about 80% of the target level) which had to be reached for the measure to contribute to a payout (threshold achievement is a 0.5 performance factor). There is a target level of performance (performance factor of 1.0) on each element and a stretch level of performance (performance factor of 2.0) above threshold. To achieve a performance factor of 2.0, there must be a significant overachievement of the target. Between threshold and target performance, and between target and the stretch maximum, performance factors are graduated according to the performance level actually reached.

Given the significant asset sales achieved and the resultant substantial decrease in indebtedness in 2017 and some improvement in the industry environment, the Compensation Committee recommended and the Board approved, an overall corporate performance factor of 122% to be applied in calculating 2017 STIP for all employees including the CEO and the other NEOs. The 2017 STIP payments were made on February 28, 2018.

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An assessment of 2017 performance against the 2017 corporate scorecard is shown below:

2017 Management		TARGETS				Performance
Initiatives and Actions	Weighting	Threshold	Target	Maximum	2017 Results	Factor

REGULATORY & ENVIRONMENTAL COMPLIANCE/ASSET MANAGEMENT
Battery proration & well site measurement frequency	5%	85%	90%	95%	90.8	0.82
Satisfactory regulatory inspections of well sites & facilities		IA-10%(72.5%)	IA (80.6%)	IA+10% (88.7%)	85.0
Pipeline Integrity Management		90%	95%	98%	90
Pressure Equipment Integrity Management		75%	85%	100%	85
Water Recycle at Lindbergh – annual avg.		96%	97.5%	99%	95.6
Government Reportable Spills	5%	30	20	15	10	2.0
		450m3	325m3	200m3	32
SAFETY MANAGEMENT
Emergency Preparedness	5%	39	52	78	101	1.81
Incident Investigation Training logged in Itrak		80%	85%	95%	95
Hazard Identifications logged in Itrak		1,500	1,800	2,400	2,872
Inspections and Audits logged in Itrak		1,500	1,800	2,400	1,949
PRODUCTION
Conventional Production	6%	34,500	35,500	37,000	36,313	1.54
Thermal Production	6%	15,000	15,500	16,000	13,754	0.00
Optimization Additions	3%	250	500	750	381	0.76
OPERATING COSTS
Annual Operating Costs ($MM)	7.5%	261	251	226	252	1.01
Annual Operating Costs ($/boe)		14.00	13.50	12.15	13.42
COST STRUCTURE REDUCTION
Cost Structure Reduction ($MM)	12.5%	11	22	45	19	0.86
BALANCE SHEET MANAGEMENT
Restructure or Refinance Debt (#)	20%	1	2	3	2	1.00
Debt Reduction from Asset Sales ($MM)	20%	300	600	900	727	1.42
Asset Retirement Obligations Reduction ($MM)	10%	100	200	300	654	2.00
	100%					122%

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LTIP

The following is a summary of the principal terms of the LTIP and details regarding the 2017 LTIP grants.

The LTIP as approved by Shareholders has a rolling and reloading maximum number of Common Shares reserved for issuance equivalent to 3.2% of the number of Common Shares that are issued and outstanding from time to time.

Notwithstanding the above limit, the aggregate number of Common Shares issuable at any time to non-employee directors under the LTIP may not exceed the lesser of: (i) 0.5% of the issued and outstanding Common Shares; or (ii) $100,000 per director on an annual basis. In addition to the above limitations, the rules of the TSX prescribe that the aggregate number of Common Shares issuable at any time to “insiders” under the LTIP when combined with all of the Corporation’s other security-based compensation arrangements may not, in the aggregate, exceed 10% of the issued and outstanding Common Shares. Further, during any one year period, the Corporation cannot issue to insiders under the LTIP when combined with all of the Corporation’s other security-based compensation arrangements, in the aggregate, a number of Common Shares exceeding 10% of the issued and outstanding Common Shares.

In the event that an expiry date of any unit issued under the Corporation’s LTIP (“Unit”) falls within a prescribed blackout period applicable to a Participant (as defined in the LTIP), or within 10 business days after the expiry of a blackout period applicable to a Participant, then the expiry date of the affected Units shall be the date that is the 10th business day after the expiry date of the relevant blackout period.

For 2017, the Corporation’s LTIP for officers and senior leaders in the Corporation was comprised of two elements:

●

RSUs, with value that varies with the future price of the Corporation’s Common Shares. Each RSU vests in 1/3 tranches on the first, second and third anniversaries following the date of the grant. The number of Common Shares ultimately issued on exercise of vested RSUs will be equal to the number of RSUs initially awarded to the holder, plus the reinvestment of notional dividends paid during the three year term of the RSU.

●

PSUs, with value that depends on the Corporation’s corporate performance against pre-established metrics over a three year performance period. For the years 2014 to 2017, that metric has been relative shareholder return (“TSR”). Each PSU entitles the holder to a number of Common Shares to be issued at the end of the third year after grant. The PSUs and number of Common Shares issued on exercise are adjusted to reflect the reinvestment of notional dividends. The performance criteria, vesting ranges and actual results to date for PSUs granted between 2014 and 2017, as recommended by the Compensation Committee and approved by the Board, are as follows:

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YEAR OF GRANT	PERFORMANCE CRITERIA	VESTING/ EXPIRY DATE	RANGE OF PERFORMANCE FACTORS	ACTUAL PERFORMANCE FACTOR EARNED(1)(2)
2017	● 25% based on relative TSR(3) for each of years 1, 2 and 3	March 17, 2020	0% to 200%	Year 1 (25%) = nil Year 2 (25%) = TBD
	● 25% based on three year relative TSR			Year 3 (25%) = TBD 3 Year (25%) = TBD
2016	● 25% based on relative TSR(4) for each of years 1, 2 and 3	March 18, 2019	0% to 200%	Year 1 (25%) = 157% (64th percentile) Year 2 (25%) = nil
	● 25% based on three year relative TSR			Year 3 (25%) = TBD 3 Year (25%) = TBD
2015	● 25% based on relative TSR(5) for each of years 1, 2 and 3	March 16, 2018	Non-Executives: 50% to 150%	Non-Executives: 75%(6)
	● 25% based on three year relative TSR		Executives: 0% to 200%	Executives: 50%(7)
2014	● 25% based on relative TSR(8) for each of years 1, 2 and 3	March 16, 2017	50% to 150%	75%(9)
● 25% based on three year relative TSR

Notes:

(1)	How performance factors are calculated:

Performance Measure	If Corporation Achieves	Then the Performance Multiplier Is*
Relative TSR	≤ 25th percentile among the Corporation’s comparator group	0%
(2016 and 2017 Grants)	=50th percentile	100%
	≥ 75th percentile	200%
Relative TSR	≤ 25th percentile among the Corporation’s comparator group	50% for non-executives | 0% for executives
(2015 Grants)	= 50th percentile	100%
	≥ 75th percentile	150% for non-executives | 200% for executives
Relative TSR	≤ 25th percentile among the Corporation’s comparator group	50%
(2014 Grants)	= 50th percentile	100%
	≥ 75th percentile	150%
*Straight line interpolation is used for results between minimums and thresholds.
(2)	Percentages in parenthesis reflect the portion of each PSU grant to which the performance factor applies.
(3)	Performance peer group for 2017 PSU relative TSR performance measurement includes: Advantage Oil & Gas Ltd., Athabasca Oil Corp., Baytex Energy Corp., Bellatrix Exploration Ltd., Birchcliff Energy Ltd., BlackPearl Resources Inc., Bonavista Energy Corp., Bonterra Energy Corp., Cardinal Energy Ltd., Cona Resources Ltd., Crew Energy Inc., Delphi Energy Corp., Kelt Exploration Ltd., MEG Energy Corp., NuVista Energy Ltd., Obsidian Energy Ltd., Painted Pony Petroleum Ltd., Paramount Resources Ltd., Pine Cliff Energy Ltd., Raging River Exploration Inc., Spartan Energy Corp., Surge Energy Inc., Tamarack Valley Energy, TORC Oil & Gas Ltd. and Trilogy Energy Corp.
(4)	Performance peer group for 2016 PSU relative TSR performance measurement includes: ARC Resources Ltd, Athabasca Oil Corp., Baytex Energy Corp., Bellatrix Exploration Ltd., Birchcliff Energy Ltd., BlackPearl Resources Inc., Bonavista Energy Corp., Bonterra Energy Corp., Cardinal Energy Ltd., Crescent Point Energy Corp., Crew Energy Inc., Encana Corp., Enerplus Corp., Kelt Exploration Ltd., Northern Blizzard Resources, NuVista Energy Ltd., Painted Pony Petroleum Ltd., Penn West Petroleum Ltd., Peyto Exploration & Development Corp., Seven Generations Energy Ltd., Spartan Energy Corp., Surge Energy Inc., TORC Oil & Gas Ltd., Tourmaline Oil Corp., Trilogy Energy Corp. and Whitecap Resources Inc.
(5)	Performance peer group for 2015 PSU relative TSR performance measurement includes: Advantage Oil & Gas Ltd., ARC Resources Ltd., Athabasca Oil Corporation, Baytex Energy Corp., Bellatrix Exploration Ltd., Birchcliff Energy Ltd., Bonavista Energy Corporation, Bonterra Energy Corp., Canadian Natural Resources Limited, Canadian Oil Sands Limited, Cenovus Energy Inc., Crescent Point Energy Corp., Crew Energy Inc., Encana Corporation, Enerplus Corporation, Freehold Royalties Ltd., Husky Energy Inc., Imperial Oil Limited, Kelt Exploration Ltd., MEG Energy Corp., Northern Blizzard Resources, NuVista Energy Ltd., Painted Pony Petroleum Ltd., Paramount Resources Ltd., Penn West Petroleum Ltd., Peyto Exploration & Development Corp., PrairieSky Royalty Ltd., Raging River Exploration Inc., Seven Generations Energy, Suncor Energy Inc., Surge Energy Inc., Tourmaline Oil Corp., Trilogy Energy Corp., Vermilion Energy Inc. and Whitecap Resources Inc.
(6)	The overall 75% performance factor for the 2015 PSUs granted to non-executives was derived from the following:
Year 1 (25%) = 50% (bottom quartile relative TSR)
Year 2 (25%) = 150% (top quartile relative TSR)
Year 3 (25%) = 50% (bottom quartile relative TSR)
3 Year (25%) = 50% (bottom quartile relative TSR)
(7)	The overall 50% performance factor for the 2015 PSUs granted to executives was derived from the following:
Year 1 (25%) = 0% (bottom quartile relative TSR)
Year 2 (25%) = 200% (top quartile relative TSR)
Year 3 (25%) = 0% (bottom quartile relative TSR)
3 Year (25%) = 0% (bottom quartile relative TSR)
(8)	Performance peer group for 2014 PSU relative TSR performance measurement includes: Advantage Oil & Gas Ltd., ARC Resources Ltd., Athabasca Oil Corporation, Baytex Energy Corp., Bellatrix Exploration Ltd., Birchcliff Energy Ltd., BlackPearl Resources Inc., Bonavista Energy Corporation, Bonterra Energy Corp., Canadian Natural Resources Limited, Canadian Oil Sands Limited, Cenovus Energy Inc., Crescent Point Energy Corp., Crew Energy Inc., Encana Corporation, Enerplus Corporation, Husky Energy Inc., Imperial Oil Limited, Legacy Oil + Gas Inc., Lightstream Resources Ltd., MEG Energy Corp., NuVista Energy Ltd., Paramount Resources Ltd., Penn West Petroleum Ltd., Peyto Exploration & Development Corp., Raging River Exploration Inc., Suncor Energy Inc., Surge Energy Inc., Tourmaline Oil Corp., Trilogy Energy Corp., Vermilion Energy Inc. and Whitecap Resources Inc.
(9)	The overall 75% performance factor for the 2014 PSUs was derived from the following:
Year 1 (25%) = 50% (bottom quartile relative TSR)
Year 2 (25%) = 50% (bottom quartile relative TSR)
Year 3 (25%) = 150% (top quartile relative TSR)
3 Year (25%) = 50% (bottom quartile relative TSR)

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Under the 2018 Compensation Program, subject to the approval of the Stock Option Plan at the Meeting, all grants of long term incentive compensation will be in the form of Options and/or RSUs. No further grants of PSUs or DSUs will be made by the Corporation under the LTIP. Non-executive directors will continue to receive Phantom DSUs only. The existing LTIP will remain in place until such time as all outstanding awards granted thereunder have been settled, cancelled or expired (which the Corporation expects to occur in 2020 in respect of the Corporation’s PSUs). The Corporation anticipates that it will adopt a new RSU plan to replace the LTIP at the meeting of Shareholders next year.

The purpose of the Stock Option Plan is to reward participants with additional compensation relative to an increase in the price of the Common Shares to better align with the interests of Shareholders. In addition, the deferred vesting of Options over a three year period serves as a long term retention incentive to encourage the NEOs, executive officers and other senior management to remain employed with the Corporation. Unless there is growth in Pengrowth’s share price, no value will be realized from the Options under the Stock Option Plan.

Pursuant to the Stock Option Plan, the Board may grant Options from time to time. At the time of the grant, the Board fixes the exercise price, vesting dates and the expiry date of such Options. The Board may also fix such other terms and conditions, not inconsistent with the Stock Option Plan, as the Board in its discretion may determine. It is expected that the number of Options granted to any Optionee will be a function of the level of authority and responsibility of the Optionee, the contribution that has been made by the Optionee to the business and affairs of the Corporation, the number of Options that have already been granted to the Optionee and such other factors as the Compensation Committee may consider relevant.

For a description of the Stock Option Plan, see “Approval of Stock Option Plan”.

The grants of RSUs under the LTIP also provides an important retention tool as the RSUs vest over a three year period and are “full value” awards unlike Options which may have zero value.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth information about compensation plans under which equity securities are authorized for issuance as at December 31, 2017. All of these compensation plans have been approved by Shareholders.

	Number of Securities to be Issued Upon Exercise of Outstanding Rights	Percentage of Issued and Outstanding Common Shares as at December 31, 2017	Weighted Average Exercise Price of Outstanding Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a)) (2)
Plan Category	(a)		(b)	(c)
Equity Compensation Plans LTIP(1)	12,779,431	2.3%	n/a	4,892,444
Approved by Shareholders
Equity Compensation Plans Not
Approved by Shareholders	-	-	n/a	n/a
Total	12,779,431		n/a	4,892,444

Notes:

(1)	Securities acquired through the reinvestment of notional dividends are included. Assumes a performance factor of 1.0 for all unearned PSUs.
(2)	A maximum of 3.2% of outstanding Common Shares are available for issuance under all plans.

In 2017, the Corporation issued 4,539,636 Common Shares pursuant to the settlement of share incentives outstanding representing 0.82% of the outstanding Common Shares as at December 31, 2017.

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Burn Rate

The annual burn rate Under the LTIP for the last three fiscal years is set out in the table below:

	Incentive Awards Granted			Burn Rate
			Weighted Average Common
Period	RSUs	PSUs	Shares Outstanding	0x	1x	1.5x	2x
2015	3,547,916	2,782,610	539,951,104	0.66%	1.17%	1.43%	1.69%
2016	6,553,275	3,049,070	546,565,811	1.20%	1.76%	2.04%	2.31%
2017	4,577,945	2,123,914	551,193,334	0.83%	1.22%	1.41%	1.60%

The annual burn rate under the LTIP set out above is calculated by (i) dividing the number of securities granted under the LTIP during the applicable year by (ii) the weighted average number of securities outstanding for the applicable year at a range of PSU performance factors from zero to 200% (0x to 2x). The weighted average number of securities is the number of securities outstanding at the beginning of the period, adjusted by the number of securities bought back or issued during the period multiplied by a time-weighting factor. The time-weighting factor is the number of days that the securities are outstanding as a proportion of the total number of days in the period.

2017 Compensation Peer Group

For 2017 executive compensation purposes, the Compensation Committee approved a peer group of 13 mid-cap domestic exploration and production companies that were considered to be the closest match for comparing executive compensation within Pengrowth’s competitive environment (the “2017 Compensation Peer Group”). Compensation data from these peers was used to benchmark base salary, and short and long term incentive target values for the executive team. For 2017 compensation decisions, the reported NEO data from the following companies were consulted:

ARC Resources Ltd.	Enerplus Corporation	Peyto Exploration & Development Corp.

Baytex Energy Corp.	MEG Energy Corp.	Seven Generations Energy Ltd.

Bellatrix Exploration Ltd.	Obsidian Energy Ltd.	Vermilion Energy Inc.

Birchcliff Energy Ltd.	Paramount Resources Ltd.	Whitecap Resources Inc.

Bonavista Energy Corporation

As a result of the transformations Pengrowth has undergone in 2017, executive compensation benchmarking will be re-evaluated in 2018 and the Compensation Committee will make necessary changes to the 2018 compensation peer group to ensure it is using an appropriate group of companies carefully selected based on their comparability to Pengrowth (including size, financial results, complexity, operations and regions).

Risk Oversight

The Compensation Committee and the Board are mindful of the need to balance risk and reward in executive compensation. In 2017, the CEO and his senior executive team had a large proportion of their compensation at risk. The Board monitors and reviews all significant capital expenditure and corporate performance against the approved strategic plan, annual budget, annual corporate scorecard and the CEO’s goals and objectives on a regular basis. In addition, certain safeguards have been built into the Corporation’s compensation program including: the imposition of caps on compensation payments which provide upper payout limits; an executive compensation clawback policy; no loans to or guarantees in favour of executive officers; an anti-hedging policy which ensures that officers and directors cannot participate in speculative activity related to the Common Shares; and policies which limit authorities on expenditures. These safeguards are expected to remain in place under the 2018 Compensation Program.

This 2017 pay mix chart reflects the Corporation’s pay for performance approach that emphasizes variable (or “at risk”) compensation in the form of short term and long term incentive compensation, as opposed to fixed

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compensation. This chart reflects that, by design, between 71 and 79 percent of each NEO’s 2017 direct compensation was performance based “at risk” compensation. The Compensation Committee and the Board believe that the mix of short term and long term incentive awards, combined with corporate performance goals weighted to financial sustainability, production and operations and balanced with goals in health and safety, environmental and regulatory performance, result in an appropriate mix of pay for performance and discouragement of inappropriate risk taking behavior. The Corporation anticipates that it will have similar weighting towards “at risk” compensation under the 2018 Compensation Program, but a higher proportion of at-risk pay affected by share price performance.

Notes:

(1)	“Fixed” means annual base salaries plus Pengrowth contributions to the Employee Savings Plan.
(2)

“LTIP” means the fair value of RSUs and PSUs granted under the Corporation’s LTIP as well as the deemed reinvested dividends described under “All Other Compensation” reflected in the “Summary Compensation Table”.

(3)	“STIP” means targeted annual bonuses.
(4)	Percentages may not add due to rounding.

No Hedging/Derivative Securities Policy

The Corporation’s directors and officers are prohibited from trading in any derivative securities that are designed to monetize or offset any decrease in the market value of the Corporation’s securities specifically.

Clawback Policy

The Corporation has in place an incentive compensation recoupment policy. Under the incentive compensation recoupment policy, the Board is authorized to require the immediate reimbursement of any incentive compensation received by or payable to an executive in the event of the following circumstances:

●	the payment was predicated upon achieving certain financial results that were subsequently the subject of a substantial restatement of the Corporation’s financial statements; and

●	the Board determines such individual engaged in intentional misconduct that caused or substantially caused the need for the substantial restatement; and

●	a lower payment would have been made to such individual based upon the restated financial results.

Where the above circumstances are determined to exist, the Corporation will, to the extent practicable, seek to recover from the individual the amount by which the individual’s incentive payments for the relevant period exceeded the lower payment that would have been made based on the restated financial results.

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Performance Graph

The performance graph and table that follow compare the Corporation’s five-year cumulative Shareholder return (assuming the reinvestment of dividends) for $100 invested in Common Shares on December 31, 2012 with the cumulative total return of the S&P/TSX Capped Energy Index for the five most recently completed financial years.

The Corporation’s cumulative Shareholder return performance reflects both operational and financial performance within the Corporation’s control as well as economic and market conditions beyond the Corporation’s control including the impact of the decline in the global crude oil prices in 2014 and the persistent weakness in North American natural gas prices. Over the five-year period ending December 31, 2017, the compound annual growth rate of the Corporation’s TSR was negative 23.6%.

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Summary Compensation Table

The following table sets forth all direct and indirect compensation earned by the NEOs in connection with services provided to Pengrowth and its subsidiaries for each of the three financial years ended December 31, 2017. The method of valuation of the Corporation’s long term incentives is described in the notes below.

NEO	Year	Salary	Common Share- Based Awards(1)	Non-Equity Incentive Plan Compensation Annual Incentive Plans (STIP)(2)	All Other Compensation(3)	Total Compensation
Derek W. Evans(4)	2017	$520,020	$1,560,000	$1,040,000	$36,402	$3,156,422
President and Chief Executive	2016	$520,020	$1,560,000	$900,000	$27,301	$3,007,321
Officer	2015	$520,020	$1,684,800	$130,000	$153,237	$2,488,057

	2017	$300,012	$600,000	$360,000	$21,001	$1,281,012
Randall S. Steele	2016	$300,012	$600,000	$316,400	$15,751	$1,232,162
Chief Operating Officer	2015	$289,478	$581,417	$37,391	$49,510	$957,796

	2017	$360,014	$900,000	$450,700	$25,201	$1,735,915
Christopher G. Webster	2016	$360,014	$900,000	$421,000	$18,901	$1,699,915
Chief Financial Officer	2015	$360,014	$936,000	$67,500	$83,722	$1,447,236

Stephen J. De Maio(5)	2017	$300,012	$600,000	$207,700	$21,001	$1,128,713
Senior Vice President, Thermal	2016	$300,012	$600,000	$278,600	$15,751	$1,194,362
Operations	2015	$295,012	$738,400	$44,250	$63,468	$1,141,130

Andrew D. Grasby(6)	2017	$320,012	$640,000	$341,900	$22,401	$1,324,313
Senior Vice President, General	2016	$320,012	$640,000	$305,400	$16,801	$1,282,213
Counsel & Corporate Secretary	2015	$320,012	$716,800	$48,000	$67,971	$1,152,783

Notes:

(1)

Includes the value of PSUs granted assuming a target performance payout of 100%. The fair values of each RSU and PSU at the time of the annual grants were $1.4046 for 2017 grants, $0.9932 for 2016 grants and $4.08 for 2015 grants. The actual benefit received from the PSU grants is subject to corporate performance. Additional RSUs and PSUs received upon the reinvestment of notional dividends are included under “All Other Compensation”.

(2)

2016 amounts include one-time mid-year retention payments that were paid to all employees. Messrs. Evans, Webster, De Maio, Grasby and Steele received $150,000, $70,000, $50,000, $50,000 and $50,000, respectively.

(3)

Includes: (a) the value of the Corporation’s contributions under the Employee Savings Plan made on behalf of the NEOs for the noted financial years; and (b) the value of additional RSUs, and PSUs in respect of notional dividends on the NEOs’ RSUs and PSUs assuming target payout at 100% (or the actual performance factor if known at the respective year end) and using year end Common Share prices of $1.00 for 2017, $1.93 for 2016 and $1.02 for 2015. Perquisites and other executive benefits in aggregate do not exceed the lesser of $50,000 or 10% of the total of the annual salary plus bonus for any NEO and therefore are not reported in this table.

(4)	Mr. Evans ceased to be President and Chief Executive Officer of the Corporation on March 15, 2018.
(5)	Mr. De Maio ceased to be Senior Vice President, Thermal Operations of the Corporation on January 25, 2018.
(6)	Mr. Grasby ceased to be Senior Vice President, General Counsel & Corporate Secretary of the Corporation on March 15, 2018.

The following tables demonstrate the long term orientation of the Corporation’s executive compensation program by comparing the difference between the reported pay shown in the summary compensation table and the actual average pay realized by the CEO and the remaining NEOs since 2015. This gap reflects in large measure the underperformance of Pengrowth’s share price.

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	Year	Total Reported Compensation(1)	Total Realized Compensation(2)	Realized vs. Reported	Realized as a Percentage of Reported
CEO Compensation	2017	$3,156,422	$2,338,041	$(818,381)	74%
	2016	$3,007,321	$1,954,449	$(1,052,872)	65%
	2015	$2,488,057	$1,755,407	$(732,650)	71%

	Year	Average Total Reported Compensation(1)	Average Total Realized Compensation(2)	Realized vs. Reported	Realized as a Percentage of Reported
Average of the Remaining NEO’s compensation	2017	$1,367,489	$990,668	$(376,821)	72%
	2016	$1,352,164	$870,195	$(481,968)	64%
	2015	$1,174,736	$760,996	$(413,740)	65%

Notes:

(1)	“Total Reported Compensation” is “Total Compensation” from the Summary Compensation Table and includes the grant date value of LTIP.
(2)

“Total Realized Compensation” is average compensation actually received by the CEO and the remaining NEOs during the year noted including salary, cash bonus (including amounts paid after year end), the vesting date value of previously granted LTIP (excluding the value of unvested awards) and all other compensation amounts realized during the year.

Outstanding Share-Based Awards

The following table sets forth for each NEO all awards outstanding at the end of the most recently completed financial year, including RSU and PSU awards granted before the most recently completed financial year.

	Common Share-Based Awards
		Market/Payout Value of	Market/Payout Value of
	Number of Common	Common Share-based	Vested Common Share-based
	Shares that have not	Awards that have not	Awards, Not Paid Out or
NEO	Vested(2)	Vested(1)(3)	Distributed
Derek W. Evans	2,377,694	$2,377,694	-
Randall S. Steele	917,797	$917,797	-
Christopher G. Webster	1,367,870	$1,367,870	-
Stephen J. De Maio	924,690	$924,690	-
Andrew D. Grasby	978,219	$978,219	-

Notes:

(1) Value based on a $1.00 per Common Share market price at the close of business on December 29, 2017.

(2) Total number of Common Shares, which includes additional RSUs and PSUs received upon the reinvestment of notional distributions and dividends. (3) Actual number of “earned” PSUs as at December 31, 2017 reflected plus an assumed 100% payout for unearned PSUs.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth details of the value of Common Share-based awards vested or cash-based awards earned by the NEOs during the most recently completed financial year.

NEO	Common Share-Based Awards Value Vested During Year(1)	Non-Equity Incentive Plan Compensation Value Earned During Year
Derek W. Evans	$741,619	$1,040,000
Randall S. Steele	$218,415	$360,000
Christopher G. Webster	$423,462	$450,700
Stephen J. De Maio	$284,254	$207,700
Andrew D. Grasby	$306,587	$341,900

Note:

(1)

The value of RSUs and PSUs vested during the year is based on the one day volume weighted average price on the respective vesting dates and includes the value of additional RSUs and PSUs received upon the reinvestment of notional dividends earned. The Board approved a performance multiplier of 75% for the 2014 PSUs, based on the Corporation’s relative share price against the competitive Peer Group established at the outset of the three year vesting period ending in 2017.

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Pension Plan Benefits and Perquisites

All of the Corporation’s employees, including the NEOs, participate in a market competitive, flexible benefits program, which includes forms of insurance, extended health and dental coverage, short and long term disability coverage, health and personal spending accounts and emergency travel assistance.

Pengrowth does not sponsor any defined contribution or defined benefit pension plans.

The executive management team is offered a limited number of perquisites to maintain market competitiveness and assist them in carrying out their duties effectively. Perquisites include a vehicle allowance and parking. The value of perquisites for each of the NEOs is less than the lesser of $50,000 or 10% of total annual salary and bonus for the financial year and, as such, is not included in the table provided under the heading “Summary Compensation Table”.

Employee Savings Plan

Effective May 1, 2017, the Corporation introduced a new savings plan (the “Employee Savings Plan”) whereby employees can contribute up to 6.0% of their base salary into the plan and the Corporation will match it on a 1.5 to 1.0 basis.

Share Ownership Guidelines

The Corporation maintains minimum share ownership guidelines for all officers to further align executive and Shareholder interests. In calculating the value of Common Shares owned, all Common Shares owned, directly or indirectly, by the executive, as disclosed on the System for Electronic Disclosure by Insiders (“SEDI”), are included. Also included are any Common Shares issuable pursuant to RSUs and the minimum vesting of PSUs or the actual “earned” amount if greater. The minimum ownership guidelines are expected to be reached within three years of an officer’s appointment and once the guideline has been met, an officer will not fail to meet the guideline simply because of a reduction in the price of the Common Shares.

The following table summarizes the Common Shares (and equivalents) beneficially owned or controlled or directed, directly or indirectly and value-at-risk amounts for the NEOs as at December 31, 2017.

	Ownership of NEOs as at December 31, 2017(1)					Ownership
			Dollar Value(2)			Multiple of Salary
NEO	Common Shares	Share- Based Awards	Common Shares	Share- Based Awards	Total Ownership	Based on Shares Held	Based on Total Ownership	Share Ownership Guideline	Meets or Exceeds Guideline

Derek W. Evans	1,518,559	1,559,200	$1,518,559	$1,559,200	$3,077,759	3x	6x	3x base salary	Yes

Randall S. Steele	271,727	602,986	$271,727	$602,986	$874,713	1x	3x	2x base salary	Yes

Christopher G. Webster	773,764	895,861	$773,764	$895,861	$1,669,625	2x	5x	2x base salary	Yes

Stephen J. De Maio	258,065	609,417	$258,065	$609,417	$867,482	1x	3x	2x base salary	Yes

Andrew D. Grasby	281,990	642,286	$281,990	$642,286	$924,276	1x	3x	2x base salary	Yes

Notes:

(1)	Assumes 100% vesting of RSUs and PSUs and a minimum performance factor (0% or 50% as the case may be) for PSUs (except to the extent that they are already partially earned at a higher factor).
(2)	Based on closing price on the TSX of $1.00 on December 29, 2017.

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Management Agreements, Consulting Contracts, Termination and Change of Control Payments

For the fiscal year ended 2017, each of the NEOs had entered into an employment agreement setting out the principal terms of the employment relationship with Pengrowth, including the individual’s position description and financial terms. These agreements provide for the severance payments that will be paid on a termination of employment or on termination of employment following a change of control of Pengrowth, which information is summarized below in respect of the employment agreements of Messrs. Evans, Steele, Webster, De Maio and Grasby.

NEO	Termination Without Cause	Change of Control Provisions

Derek W. Evans	Two years total cash compensation (salary + 3 year average of STIP), + pro-rated portion of STIP. All LTIP compensation will be forfeited.

Two years total cash compensation (salary + 3 year average of STIP) + pro-rated portion of STIP.

LTIP will not vest as a result of a change of control if it is replaced with a substantially similar instrument. However, if severance is triggered following, and as a result of, a Change of Control, then outstanding LTIP will immediately vest on a pro rata performance basis with actual PSU performance multipliers to be determined at that time.

Payments made may be contingent on remaining with the successor for a period of up to six months.

Randall S. Steele	One and three quarter years total cash compensation (salary + target STIP) + pro-rated portion of STIP. All LTIP compensation will be forfeited.

One and three quarter years total cash compensation (salary + target STIP) + pro-rated portion of STIP.

LTIP will not vest as a result of a change of control if it is replaced with a substantially similar instrument. However, if severance is triggered following, and as a result of, a Change of Control, then outstanding LTIP will immediately vest on a pro rata performance basis with actual PSU performance multipliers to be determined at that time.

Payments made may be contingent on remaining with the successor for a period of up to six months.

Christopher G. Webster	Two and one quarter years total cash compensation (salary + STIP) + pro- rated portion of STIP. All LTIP compensation will be forfeited.

Two and one quarter years total cash compensation (salary + STIP) + pro-rated portion of STIP.

LTIP will not vest as a result of a change of control if it is replaced with a substantially similar instrument. However, if severance is triggered following, and as a result of, a Change of Control, then outstanding LTIP will immediately vest on a pro rata performance basis with actual PSU performance multipliers to be determined at that time.

Payments made may be contingent on remaining with the successor for a period of up to six months.

Stephen J. De Maio	One and three quarter years total cash compensation (salary + target STIP) + pro-rated portion of STIP. All LTIP compensation will be forfeited.

One and three quarter years total cash compensation (salary + target STIP) + pro-rated portion of STIP.

LTIP will not vest as a result of a change of control if it is replaced with a substantially similar instrument. However, if severance is triggered following, and as a result of, a Change of Control, then outstanding LTIP will immediately vest on a pro rata performance basis with actual PSU performance multipliers to be determined at that time.

Payments made may be contingent on remaining with the successor for a period of up to six months.

Andrew D. Grasby	One and three quarter years total cash compensation (salary + STIP) + pro-rated portion of STIP. All LTIP compensation will be forfeited.

One and three quarter years total cash compensation (salary + STIP) + pro-rated portion of STIP.

LTIP will not vest as a result of a change of control if it is replaced with a substantially similar instrument. However, if severance is triggered following, and as a result of, a Change of Control, then outstanding LTIP will immediately vest on a pro rata performance basis with actual PSU performance multipliers to be determined at that time.

Payments made may be contingent on remaining with the successor for a period of up to six months.

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Potential Payments Upon Termination or Change of Control

The table below shows the value of the estimated incremental payments or benefits that would accrue to each NEO upon termination of his employment following retirement, termination with cause, resignation, termination without cause and termination following a change of control, assuming employment was terminated on December 31, 2017.

The value of equity-based compensation consists of awards previously granted and disclosed. For purposes of valuing equity-based awards, a price of $1.00 was used, which was the closing price of the Corporation’s Common Shares on the TSX on December 29, 2017, the last trading day of the fiscal year.

Event	Derek W. Evans(1)	Randall S. Steele	Christopher G. Webster	Stephen J. De Maio(2)	Andrew D. Grasby(3)

Retirement Severance

Equity-Based Compensation	-	-	-	-	-

Termination with Cause/Resignation Severance

Equity-Based Compensation	-	-	-	-	-

Termination without Cause

Severance	$2,518,667	$1,020,000	$1,869,750	$1,020,000	$1,163,000

Equity-Based Compensation	-	-	-	-	-

Termination without Cause Following a Change of Control

Severance (4)	$2,518,667	$1,020,000	$1,869,750	$1,020,000	$1,163,000

Equity-Based Compensation(5)	$2,709,777	$1,032,957	$1,557,131	$1,058,528	$1,116,112

Notes:

(1)

Pursuant to the terms of an employment agreement between the Corporation and Mr. Evans and the Corporation’s retirement policy, Mr. Evans will be paid aggregate retirement allowance of $250,000 in connection with his retirement and resignation as an officer of the Corporation.

(2)

Pursuant to the terms of an employment agreement between the Corporation and Mr. De Maio, Mr. De Maio was paid an aggregate of $840,000 in termination benefits in connection with his cessation as an officer of the Corporation.

(3)

Pursuant to the terms of an employment agreement between the Corporation and Mr. Grasby, Mr. Grasby was paid an aggregate of $971,000 in termination benefits in connection with his cessation as an officer of the Corporation.

(4)	Please note that the termination amounts to Messrs. Evans, De Maio and Grasby do not include pro-rated STIP payments these executives will be eligible to receive for 2018 performance payable in 2019.
(5)

Outstanding LTIP does not automatically vest on a Change of Control if it is replaced with a substantially similar instrument. The above assumes that outstanding LTIP is not substituted with a substantially similar instrument and that it vests with PSUs earned at target (100%) performance and using a December 29, 2017 closing share price of $1.00. Actual PSU performance would be determined based on actual performance to the date of vesting (i.e. pro-rata performance vesting).

Summary of Directors’ Compensation

The Corporation’s Board, through its Corporate Governance and Compensation committees, is responsible for the development and implementation of the Corporation’s strategy with respect to the compensation of the non-executive directors. The main objectives of the Corporation’s compensation strategy for non-executive directors are: to align directors’ interests with those of Shareholders; to attract and retain the services of the most qualified individuals; and to fairly and competitively compensate the non-executive directors in a manner that is commensurate with the risks and responsibilities assumed in Board and committee membership. The Corporation sets the Corporation’s target pay for directors at the median level of the Corporation’s peer group. To determine median compensation, the Corporation reviews publicly available information on the Corporation’s peers and, periodically, engage independent external advisors.

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Directors’ Compensation	2017

	Chair Premium
		Cash	$60,000
		Phantom DSUs	$50,000
ANNUAL BOARD RETAINERS
	Directors
		Cash	$35,000
		Phantom DSUs	$100,000

	Audit and Risk
		Chair Premium	$20,000
		Member	$10,000
	Compensation
		Chair Premium	$15,000
ANNUAL COMMITTEE		Member	$5,000
RETAINERS	Governance
		Chair Premium	$10,000
		Member	$5,000

	Reserves
		Chair Premium	$10,000
		Member	$5,000
MEETING FEES	Attendance		$1,500
	Travel		$1,500

Annual Phantom DSUs grants are typically made to non-executive directors in March of each year. Existing Phantom DSUs granted to directors do not have vesting or performance requirements and are released only following the individual ceasing to be a director of the Corporation. Directors will not be eligible to receive Options under the Stock Option Plan.

Annual cash retainers for membership on the Board and any of the standing Board committees are paid to directors in equal quarterly instalments. The Chair of the Board and Chair of each Board committee receives an additional annual retainer. The same fees are paid for attending meetings in person or by conference call. A travel allowance of $1,500 is paid whenever a director travels outside of his or her home province, or travels more than a total of three hours round trip to attend a directors’ meeting.

In addition to the above, all non-executive directors are reimbursed for reasonable out-of-pocket expenses they incur in the execution of their roles as directors.

In 2017, there were 12 meetings of the Board. There were also five meetings of the Audit and Risk Committee, three meetings of the Corporate Governance & Nominating Committee, four meetings of the Compensation Committee and three meetings of the Reserves, Health, Safety and Environment Committee. For details of the directors’ attendance at each of the meetings of the Board and its committees, please see “Corporate Governance Practices – Board and Committee Meeting Attendance”.

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The following table sets forth all amounts of compensation provided to the directors for the Corporation’s most recently completed financial year:

		Common		TOTAL
		Share-Based Awards		COMPENSATION
Director	Cash Fees Earned	Board Retainer(2)	Annual Grant(3)	(2017)
Derek W. Evans(1)	-	-	-	-
Margaret L. Byl(4)	$15,750	-	-	$15,750
Wayne K. Foo	$82,000	-	$100,000	$182,000
Kelvin B. Johnston	$159,000	-	$150,000	$309,000
James D. McFarland	$96,500	-	$100,000	$196,500
A. Terence Poole	$58,500	$35,000	$100,000	$193,500
Jamie C. Sokalsky	$87,500	-	$100,000	$187,500
D. Michael G. Stewart	$83,500	-	$100,000	$183,500

Notes:

(1)	Mr. Evans did not receive any compensation for services as a director.
(2)	Mr. Poole elected to receive 100% of his base annual board retainer in the form of Phantom DSUs in 2017.
(3)

The value of Phantom DSUs granted is based on a valuation price (equal to market price) at the time of grant of $1.4046 per Phantom DSU for the annual grants and at the current market prices for any mid-year grants. The actual benefit received from the Phantom DSU grant is subject to additional Phantom DSUs received upon the reinvestment of notional dividends and future market prices.

(4)	Ms. Byl resigned from the Corporation’s Board and all committees effective February 8, 2017.

In 2017, an aggregate of 492,274 Phantom DSUs were granted to the non-executive directors.

Outstanding Common Share-Based Awards and Rights-Based Awards

The following table sets forth for each director all awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year.

		Option/Right-Based Awards			Common Share-Based Awards
Director	Number of Securities Underlying Unexercised Options/ Rights	Option/ Right Exercise Price	Option/Right Expiration Date	Value of Unexercised in-the-money Options/Rights	Number of Common Shares that have not Vested	Market/Payout Value of Common Share-based Awards that have not Vested	Market/Payout Value of Vested Common Share-based Awards, Not Paid Out or Distributed(1)
Derek W. Evans(2)	Mr. Evans did not receive any compensation for service as a Director.
Wayne K. Foo	-	-	-	-	-	-	$303,282
Kelvin B. Johnston	-	-	-	-	-	-	$305,589
James D. McFarland	-	-	-	-	-	-	$270,971
A. Terence Poole	-	-	-	-	-	-	$356,585
Jamie C. Sokalsky	-	-	-	-	-	-	$195,509
D. Michael G.
Stewart	-	-	-	-	-	-	$306,304

Notes:

(1)	Value based on a $1.00 per Common Share market price at the close of business on December 29, 2017.
(2)	Mr. Evans’ outstanding option and Common Share-based holdings are summarized under “Compensation for the Named Executive Officers - Outstanding Common Share-Based Awards” below.

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Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned by each director during the most recently completed financial year for each incentive plan award.

Director	Option/Right-Based Awards Value Vested During Year	Common Share-Based Awards Value Vested During Year(1)	Non-Equity Incentive Plan Compensation Value Earned During Year
Derek W. Evans(2)	Mr. Evans did not receive any compensation for service as a Director
Wayne K. Foo	-	$100,000	-
Kelvin B. Johnston	-	$150,000	-
James D. McFarland	-	$100,000	-
A. Terence Poole	-	$135,000	-
Jamie C. Sokalsky	-	$100,000	-
D. Michael G. Stewart	-	$100,000	-

Notes:

(1)

The value in this column is the sum of the value of Phantom DSUs granted in 2017 ($100,000 per director ($135,000 for Mr. Poole who elected to receive his $35,000 base annual Board retainer in the form of Phantom DSUs) and $150,000 for the Chair of the Board). The values were calculated by multiplying the number of securities by the market price at the time of grant/distribution.

(2)

Mr. Evans’ incentive plan awards vested and earned during the year are summarized under “Compensation for the Named Executive Officers - Incentive Plan Awards – Value Vested or Earned During the Year” below.

Director Equity Ownership Requirements

The Corporation’s minimum share ownership requirements for non-executive directors is share and share equivalent ownership within three years of appointment to the Board or as Board Chair, as the case may be, equal to no less than $405,000 ($735,000 for the Chair of the Board), being three times a director’s base retainer ($35,000 ($95,000 for the Chair of the Board)) and Phantom DSU entitlement ($100,000 ($150,000 for the Chair of the Board)). Once the requirement has been met, a director will not fail to meet the requirement simply because of a reduction in the price of the Common Shares.

The table below shows the Common Shares, Phantom DSUs, DSUs and deferred entitlement units (“DEUs”) each non-executive director of the Corporation held as of December 31, 2017:

Director	Total Compensation in 2017 ($)	Number of Common Shares	Number of Phantom DSUs	Number of DSUs & DEUs(1)	Total number of Common Shares, Phantom DSUs DSUs and DEUs	Equity at Risk (2) ($)	Guideline met (✓) or value ($) required to meet guideline
Wayne K. Foo	182,000	31,290	214,038	89,244	334,572	334,572	✓
Kelvin B. Johnston	309,000	139,389	273,258	32,331	444,978	444,978	on track
James D. McFarland	196,500	87,948	214,038	56,933	358,919	358,919	✓
A. Terence Poole	193,500	120,000	265,014	91,571	476,585	476,585	✓
D. Michael G. Stewart	183,500	115,809	214,038	92,266	422,113	422,113	✓

Note:

(1)	DEUs were granted under an inactive legacy compensation plan. DEUs cannot be exercised until a director ceases to be a director.
(2)

Equity at Risk represents the value of the Common Share, phantom DSUs and DSUs as at December 31, 2017 has been determined based on the closing price of the Common Shares on the TSX on December 29, 2017 of $1.00 per Common Share.

Directors and Officers Liability Insurance

The Corporation maintains insurance for the benefit of the Corporation’s directors and officers and the directors and officers of the Corporation’s subsidiaries, as a group, in respect of the performance by them of the duties of their offices. A maximum amount of US$120 million of insurance coverage is available for each claim for which the Corporation grants indemnification. Each claim is subject to a deductible of either US$250,000 or US$1,000,000 depending on the type of claim. Pengrowth bears the entire cost of the premiums payable for this coverage and will pay any deductible related to any claim.

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INDEBTEDNESS OF DIRECTORS AND OFFICERS

No director or executive officer of the Corporation, nor any of their associates or affiliates, nor any employee of the Corporation is or has been indebted to the Corporation since the beginning of the most recently completed fiscal year of the Corporation, nor is, or at any time since the beginning of the most recently completed fiscal year of the Corporation has, any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the directors or executive officers of the Corporation, no proposed nominee for election as a director of the Corporation, nor any person or company that beneficially owns, or controls or directs, directly or indirectly more than 10% of the voting rights attached to all outstanding voting securities of the Corporation, nor any of their respective associates or affiliates, has or has had any material interest, direct or indirect, in any transaction since January 1, 2017 or in any proposed transaction which has materially affected or would materially affect the Corporation or its subsidiaries.

INTERESTS OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed in this Information Circular, management of the Corporation is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or nominee for director or senior officer or anyone who has held office as such since the beginning of the Corporation’s last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting other than the election of directors or the appointment of auditors.

CORPORATE GOVERNANCE PRACTICES

In accordance with National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”), issuers are to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on corporate governance practices. The Corporation is also subject to NI 52-110, which has been adopted in each of the Canadian provinces and territories and which prescribes certain requirements in relation to audit committees.

The Board is responsible for the governance of the Corporation. The Board and the Corporation’s management consider good corporate governance to be central to the effective and efficient operation of the Corporation. Below is a discussion of the Corporation’s approach to corporate governance.

Corporate Governance & Nominating Committee

The Board has established a Corporate Governance & Nominating Committee. The current members of the Corporate Governance & Nominating Committee are D. Michael G. Stewart (Chair), Wayne K. Foo and Kelvin B. Johnston. The Corporation’s Corporate Governance & Nominating Committee is responsible for proposing new director nominees to the Board and for assessing current directors on an ongoing basis. The Committee is also responsible for the Corporation’s response to and implementation of the guidelines set forth from time to time by any applicable regulatory authorities. The Corporate Governance & Nominating Committee is comprised of a majority of independent members of the Board and is required to convene at least annually.

Independence of Members of Board

The Board as proposed consists of six directors, five of whom are independent based upon the tests for independence set forth in National Instrument 52-110 – Audit Committees (“N1 52-110”) and under the NYSE requirements. Messrs. Foo, Johnston, McFarland, Poole and Stewart are independent. Mr. Sametz is not independent by virtue of serving as President and Chief Executive Officer of the Corporation.

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Board and Committee Meeting Attendance

The following table discloses the attendance of the non-executive members of the Board at meetings of the Board of the Corporation and its committees in 2017:

Director(1)	Board of Directors (12 Meetings)	Audit and Risk Committee (5 Meetings)	Compensation Committee (4 Meetings)	Corporate Governance & Nominating Committee (3 Meetings)	Reserves Committee (3 Meetings)
Margaret L. Byl(2)	2/2		1/1
Wayne K. Foo	12/12			3/3	3/3
Kelvin B. Johnston(3)	12/12	5/5	3/3	3/3	3/3
James D. McFarland	12/12	5/5	4/4
A. Terence Poole	12/12	5/5
Jamie C. Sokalsky	12/12	5/5			3/3
D. Michael G. Stewart	12/12		4/4	3/3
Overall Attendance Rate	100%	100%	100%	100%	100%

Notes:

(1)

The above does not reflect attendance by directors (other than the CEO) at meetings of committees of which they are not members. Directors are encouraged to, and from time to time do, attend various committee meetings even though they were not members of such committees.

(2)	Ms. Byl resigned from the Corporation’s Board effective February 8, 2017. Prior to her departure, she attended 100% of the meetings held.
(3)	Mr. Johnston was appointed to the Compensation Committee effective February 17, 2017 and attended all meetings of the committee since his appointment.

A meeting of the independent members of the Board is held in conjunction with every regular meeting of the Board. A meeting of the independent members of each Board committee is held in conjunction with every regular meeting of each such committee.

During the financial year-ended December 31, 2017, there were 12 meetings of the independent members of the Board.

The independent members of the Board are authorized to retain independent financial, legal and other experts as required whenever, in their opinion, matters come before the Board which require an independent analysis by the independent members of the Board.

Board Oversight and Chairman

The Board exercises its independent supervision over the Corporation’s management through a combination of formal meetings of the Board as well as informal discussions amongst the Board members. The independent directors can also hold scheduled meetings at which non-independent directors and members of management are not in attendance. Where matters arise at Board meetings which require decision making and evaluation that is independent of management and interested directors, the meeting breaks into an in camera session among the independent directors.

The Chairman of the Board is Kelvin B. Johnston, an independent director. The role of the Chairman of the Board is ensuring that the Board is organized properly, functions effectively and meets its obligations and responsibilities in all aspects of its work; coordinating the affairs of the Board and ensuring effective relations with directors, officers, securityholders, other stakeholders and the public; setting the “tone” for the Board and its members so as to foster ethical and responsible decision-making, appropriate oversight of management and best practices in corporate governance; and interacting with the CEO to ensure that the wishes of the Board are communicated.

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Participation of Directors in Other Reporting Issuers

The participation of the directors in other reporting issuers is described in the table below:

Director	Other Reporting Issuer Directorships
Wayne K. Foo	Parex Resources Inc.
Kelvin B. Johnston	Leucrotta Exploration Inc.
James D. McFarland	MEG Energy Corp.
Valeura Energy Inc.
A. Terence Poole	None
Peter D. Sametz	None
D. Michael G. Stewart	CES Energy Solutions Corp.
TransCanada Corporation and its subsidiary TransCanada Pipelines Limited

Board Mandate

The responsibilities and obligations of the Board are set forth in a written mandate of the Board, a copy of which is attached as Schedule “B” to this Information Circular. The Board annually reviews its mandate and considers changes as appropriate.

In addition, the Board has established administrative procedures which prescribe the rules governing the approval of transactions carried out in the course of the Corporation’s operations, the delegation of authority and the execution of documents on behalf of the Corporation. The Board reviews and approves various matters, including the appointment of corporate officers, as well as the annual capital and operating budgets and authorization of unbudgeted investments and divestitures above a specified dollar threshold. The Board’s expectations of management are communicated directly to management and through committees of the Board and via the Chair of the Board interacting with the CEO.

The Board assumes overall responsibility for the Corporation’s strategic direction, including the annual consideration of a strategic plan and budget, the acquisition and disposition of material oil and natural gas properties and other investments.

The Board meets a minimum of seven times each year, once in each fiscal quarter, one annual strategic planning session, one annual budget meeting and once in connection with the Corporation’s annual meeting of Shareholders. In addition, the Board meets at other times when matters requiring its attention or approval are raised and the timing is such that it is not prudent or possible to await a regularly scheduled quarterly meeting. During 2017, an aggregate of twelve (12) meetings of the Board were held.

Position Descriptions

The Board has developed and approved written position descriptions for the Chair of the Board and the Chair of each committee of the Board. The primary role of the Chair of each committee is overseeing the affairs of the committee, including ensuring the committee is organized properly, interacts with the appropriate members of management, functions effectively and meets its obligations and responsibilities.

The Chair of the Audit and Risk Committee also maintains on-going communications with the Corporation’s external auditors in order to lead the Audit and Risk Committee in performing its oversight and other audit-related functions. For further information regarding the Corporation’s Audit and Risk Committee, including the relevant education and experience of the Audit and Risk Committee members, see page 59 of the Corporation’s Annual Information Form for the financial year ended December 31, 2017.

The Board has developed and approved a written position description for the Chief Executive Officer of the Corporation.

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Orientation and Continuing Education

The Corporate Governance & Nominating Committee is responsible for procedures relating to the orientation and education of new members of the Board and for the continued development of existing directors. Materials have been prepared for review by new members of the Board in respect of the Corporation’s structure, policies, business and results. New members of the Board are also provided with the opportunity to have meetings and discussions with senior management and other members of the Board and to visit the Corporation’s facilities and operations. The details of the orientation of each new member are tailored to that member’s individual needs, requests and areas of interest. New members of the Board are encouraged to attend all committee meetings regardless of whether they are members of any such committee.

The Corporation undertakes ongoing education efforts that include meetings among management and the Board and, where appropriate, outside experts, to discuss regulatory changes, developments in the industry and market conditions. Continuing education for all members of the Board is also conducted on an informal basis. As a part of the continuing education of the directors, presentations are made at Board meetings by management on new developments which may affect the Corporation and its business. In connection with almost every Board meeting, directors are provided with articles and publications of interest. In addition, directors receive periodic one-on-one presentations from management and are provided with the opportunity to meet with members of senior management outside of formal Board meetings to discuss and better understand the business. Board members are encouraged to communicate with management and the Corporation’s auditors to keep themselves current with industry trends and developments. Board members have full access to the Corporation’s records. Pengrowth also facilitates the education of directors through financing annual membership in the Institute of Corporate Directors. Directors are provided with background materials and the information necessary to fulfill their roles as directors, including the Corporation’s key corporate policies. Written materials and briefings are extensively used to ensure that directors’ knowledge and understanding of the Corporation’s affairs remains current. As a rule, the Board conducts at least one field site visit each year however, in 2017, in lieu of a field site visit, the Board held an extensive session in the head office focused on asset integrity matters.

Ethical Business Conduct

The Board has adopted a Code of Business Conduct and Ethics (the “Code”). The Code applies to all directors, officers and employees of, and consultants to, the Corporation. A copy of the Code may also be obtained, upon request, from the Corporation at 1600, 222 – 3rd Avenue S.W., Calgary, Alberta T2P 0B4 and is available on SEDAR at www.sedar.com and on the Corporation’s website at www.pengrowth.com.

The Board expects directors, officers, employees and consultants to act ethically at all times and to acknowledge annually in writing their adherence to the Code as a condition of their engagement or continued employment. Any waivers from the Code that are granted for the benefit of a director, officer, employee or consultant must be presented by the Chief Executive Officer of the Corporation to the Corporate Governance & Nominating Committee for its approval. The Corporate Governance & Nominating Committee has not granted any waivers of the Code since the beginning of the financial year ended December 31, 2017. The Code is reviewed annually and updated for changes in the business and regulatory environment as well as in the Corporation’s activities.

At the beginning of each Board meeting, Board members are asked to disclose any potential conflicts of interest in respect of matters on the agenda. Each member of the Board must disclose all actual or potential conflicts of interest and refrain from voting on matters in which such director has a conflict of interest. In addition, the director must excuse himself or herself from any discussion or decision on any matter in which the director is precluded from voting as a result of a conflict of interest.

The Board requires that all new directors, officers and employees acknowledge the Code in writing upon their engagement with Pengrowth and on an annual basis thereafter.

Nomination of Directors

The Corporate Governance & Nominating Committee serves as the nominating committee of the Board and is responsible for recommending the nomination of directors. The Corporate Governance & Nominating Committee considers the number of directors as well as the skills and qualifications of existing directors and the long term

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needs of the Corporation in respect of the Board and each of the committees of the Board. In the event it is identified that one or more new Board members are required, the Corporate Governance & Nominating Committee, with the assistance of experienced independent advisors as appropriate, identifies potential candidates and reviews the qualifications of potential candidates for the Board. In particular, the Corporate Governance & Nominating Committee assesses, among other factors, the integrity and character, industry experience, functional expertise, financial literacy and expertise, board experience and diversity of background with an emphasis, most recently, on gender, and considers potential conflicts that may arise in connection with potential candidates for the Board. Upon such review, and after conducting appropriate due diligence, the Corporate Governance & Nominating Committee makes recommendations on candidates to the Board.

The Corporate Governance & Nominating Committee serves as the nominating committee of the Board and is composed of three “independent” directors within the meaning of NI 58-101.

The Corporate Governance & Nominating Committee has been established to assist the Board in reviewing and making recommendations to the Board in respect of, among other things, the nomination of candidates for election to the Board.

The Corporate Governance & Nominating Committee reports to the Board and is governed by terms of reference which have been adopted by the Board and which are available on the Corporation’s website at www.pengrowth.com. The Corporate Governance & Nominating Committee is currently composed of D. Michael G. Stewart (Chair), Wayne K. Foo and Kelvin B. Johnston. Each member of the committee is an independent member of the Board. None of the members of the Corporate Governance & Nominating Committee are, or have been, officers or employees of Pengrowth.

In addition to its governance related mandate, the Corporate Governance & Nominating Committee is required to address the following director nomination matters:

●	Assess and report to the Board in respect of matters relating to the ongoing composition of the Board, including:

o	Recommending to the Board criteria for the composition of the Board and the selection of directors;

o	Assessing the competencies and skills each existing director should possess;

o	Considering the appropriate size of the Board, with a view to facilitating effective decision making;

o

Identifying, either directly or with the assistance of a search firm, candidates for membership on the Board and review their competencies and skills, including their ability to satisfy the criteria approved by the Board and their ability to devote sufficient time and resources to his or her duties as a director; and

o

Establishing, implementing and executing procedures to evaluate the independence, performance and effectiveness of the Board, Board committees, all individual directors, the Chair of the Board and committee Chairs (other than the Corporate Governance & Nominating Committee’s Chair) and review with the Board on an annual basis the results of the assessment.

●	Review succession planning issues with respect to the members of the Board and make a recommendation to the Board with respect to the appointment of the Chair of the Board.

●	Assess and report to the Board with respect to the new director’s orientation program of Pengrowth.

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Directors’ Skills Matrix

The Corporate Governance & Nominating Committee acknowledges that the Board’s membership should represent a diversity of backgrounds, experience and skills. Directors are selected for their integrity and character, sound and independent judgement, breadth of experience, open-mindedness, insight into and knowledge of the Corporation’s business and industry and overall business acumen. Each of the Corporation’s Directors is expected to have these personal qualities and to apply sound and reasonable business judgment in aiding the Board to make the most thoughtful and informed decisions possible and to provide the best counsel to the Corporation’s senior management. Each year, the Board conducts an assessment of the skills represented by the Directors individually and as a group in order to assess whether there are any gaps that should be filled with the addition of a new board member. The most recent skills assessment was conducted in January 2018 and updated in March 2018 and the Board has determined that the required skills are well represented by the current slate of Director nominees for election at the Meeting.

The directors’ skill matrix is set out below:

SKILL SET/ EXPERIENCE	Peter D. Sametz	Wayne K. Foo	Kelvin B. Johnston	James D. McFarland	A. Terrence Poole	D. Michael G. Stewart
Management
- Senior Management	✓	✓	✓	✓	✓	✓
- Leading Cultural Change	✓	✓		✓		✓
- Corporate Development	✓	✓	✓	✓	✓	✓
- Business Development/ Marketing		✓	✓	✓	✓	✓
- Government Relations/ Permitting		✓		✓		✓
- Research and Development				✓
- Communications	✓		✓	✓	✓
Oil & Gas Operations
- Oil & Gas	✓	✓	✓	✓
- Thermal Oil/ SAGD	✓			✓
- Unconventional Oil & Gas	✓	✓	✓	✓
- Western Sedimentary Basin	✓	✓	✓	✓
- Engineering	✓			✓
- Environmental/ Health/ Safety	✓	✓		✓
- Geology/ Geophysics	✓	✓	✓
- Major Capital Development Projects	✓	✓	✓	✓	✓	✓
- Transportation/ Distribution		✓				✓
- First Nations/ Other Stakeholder Relations		✓		✓
Finance
- Audit					✓
- Financial Acumen		✓	✓	✓	✓	✓
- Economics			✓	✓		✓
- Insurance
- Mergers and Acquisitions		✓		✓	✓
- Accounting					✓
- Compensation		✓		✓		✓

PENGROWTH ENERGY CORPORATION | MANAGEMENT INFORMATION CIRCULAR |    40

Succession Planning

As part of its mandate and annual workplan, the Corporate Governance & Nominating Committee reviews the succession plan for each senior officer, including the President and Chief Executive Officer. The Corporate Governance & Nominating Committee is responsible for ensuring that there is an orderly succession plan for the position of the President and Chief Executive Officer and other members of senior management and for ensuring the succession plan includes a process that would respond to an emergency situation which required an immediate replacement of the President and Chief Executive Officer or other key member of senior management. To meet this obligation, the President and Chief Executive Officer meets with the Corporate Governance & Nominating Committee and reviews each position, the status of the incumbent, a review of the Corporation’s talent pool and the succession plan for each role. As part of the Corporation’s succession planning strategy, the Corporation has implemented a leadership development program to prepare senior level employees to take on executive positions in the future. Individual development plans include coaching, mentoring, specific developmental assignments and external development programs. In 2017, frequent meetings were held with senior and middle level leaders to implement strategy, set priorities, reinforce expectations, address the challenge associated with the substantial restructuring of the organization, continue leadership development and succession planning. The Corporation has placed specific focus on the development of the senior leadership team, one level below the executive team.

The Board also ensures that Directors have the opportunity to get to know employees who have been identified as potential executives. These employees are invited to make presentations to the Board and are invited to functions where they can interact with the Directors informally.

Compensation

The Board has established the Compensation Committee comprised of three independent members of the Board and delegated to it the responsibility of annually reviewing and recommending for Board approval the compensation paid by the Corporation to senior management including the Chief Executive Officer of the Corporation. The Board has delegated to the Corporate Governance & Nominating Committee the responsibility to work with the Compensation Committee in annually reviewing and recommending for Board approval the compensation paid by the Corporation to the non-executive directors, including the Chair. The Corporate Governance & Nominating Committee’s review of compensation to non-executive directors and the Compensation Committee’s review of compensation paid to senior management, including the Chief Executive Officer, includes consideration of all forms of compensation paid and the relative positioning of the Corporation compared to industry peers. The compensation paid to senior management is also influenced by individual performance, expertise and experience as well as corporate performance. Each of the Compensation Committee and the Corporate Governance & Nominating Committee retains independent consultants, as appropriate, to review and compare compensation arrangements within the industry.

For further information concerning the responsibilities, powers and operations of the Compensation Committee, see “Executive Compensation – Compensation Committee” in the Circular.

Other Board Committee

In addition to the Audit and Risk Committee, the Corporate Governance & Nominating Committee and the Compensation Committee, the Board has established the Reserves, Health, Safety and Environment Committee, composed of three “independent” directors which is responsible for assisting the Board in fulfilling its oversight responsibilities in general and, in particular, with respect to: (i) the oil and gas reserves evaluation process and the public disclosure of reserves data and related information as required by National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities and Statement of Financial Accounting Standards No. 69 – Disclosures About Oil and Gas Producing Activities; and (ii) environment, health and safety issues affecting the Corporation, including the evaluation of the Corporation’s programs, controls and reporting systems and its compliance with applicable laws, rules and regulations.

PENGROWTH ENERGY CORPORATION | MANAGEMENT INFORMATION CIRCULAR |    41

Assessments

The Corporate Governance & Nominating Committee is responsible for making regular assessments of the overall performance, effectiveness and contribution of the Board, the Chair of the Board, each committee of the Board, each committee Chair and each director, and reporting on such assessments to the Board. The objective of the assessments is to ensure the continued effectiveness of the Board in the execution of its responsibilities and to contribute to a process of continuing improvement. In addition to any other matters the Corporate Governance & Nominating Committee deems relevant, the assessments consider, in the case of the Board or a committee, the applicable mandate or charter, and in the case of individual directors, the applicable position descriptions, as well as the competencies and skills each individual director is expected to bring to the Board. The Corporation does not have a formal retirement policy for directors.

The Corporate Governance & Nominating Committee has developed an annual Board and Committee effectiveness survey, which include an evaluation of Board and Committee responsibility, Board and Committee operations, Board and Committee effectiveness and, during the course of review of these results, the opportunity for feedback on individual director performance is provided:

●	the survey is completed by each director;

●	results of the survey are collated, sent to each Board member, and are reviewed by the Chair of the Board;

●

the Chair of the Board and the Chair of the Corporate Governance & Nominating Committee then meets with each director on an individual basis to discuss the results and to provide and seek further comments on individual director performance; peer review of the other directors is an integral part of this discussion;

●	survey results, feedback from the directors, and recommendations on improving Board performance are reviewed by the Board and the Chair of the Corporate Governance & Nominating Committee;

●	the Board implements those recommendations in conjunction with management and monitors changes to Board effectiveness and director performance on a periodic basis; and

●

the Chair of the Corporate Governance & Nominating Committee interviews each director about the Chair of the Board and the Board’s performance, reports back to the Corporate Governance & Nominating Committee and reviews the results with the Chair of the Board.

Director Term Limits

The Board believes that the imposition of director term limits on a board implicitly discounts the value of experience and continuity amongst Board members and runs the risk of excluding experienced and valuable Board members as a result of an arbitrary determination. The Board relies on rigorous director assessment procedures for evaluating Board members.

The Board’s priority continues to be ensuring that the appropriate skill sets are present amongst the Board to optimize the benefit to the Corporation. This is achieved by annual skill set assessments and regular and rigorous annual Board and committee evaluations. These annual evaluations include individual interviews with the Chair of the Board and the Chair of the Corporate Governance & Nominating Committee to discuss performance of the Board as a whole, as well as individual contributions.

The Board believes that it has experienced an appropriate level of turnover through normal processes. The median years of service of the six Board members being nominated, is ten years. Three out of the six members being nominated have been appointed to the Board within the past ten years. In six of the last ten years, at least one new Board member was elected or appointed and, in seven of the last ten years, at least one board member departed.

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Policies Regarding the Representation of Women on the Board

The Board has adopted a written diversity policy (the “Diversity Policy”), a copy of which is posted on the Corporation’s website at www.pengrowth.com. In reviewing the composition of the Board and Management, the Corporate Governance & Nominating Committee and the President and Chief Executive Officer, as applicable in the circumstances, will consider the benefits of diversity in order to maintain an optimum mix of skills, knowledge and experience on the Board and in Management. In identifying candidates for director or Management positions, as applicable, consideration will be given to:

●	candidates who are highly qualified based on their experience, education, functional expertise, personal skills and qualities;
●	diversity criteria including gender, age, ethnicity, sexual orientation, indigenous heritage and geographic location of the candidate; and
●	the level of representation of women on the Board and in Management positions.

Gender diversity is an important component of the Policy. Pengrowth is committed to ensuring that gender diversity is actively pursued. Pengrowth does not believe that quotas or a formulaic approach necessarily results in the identification or selection of the best candidates. Accordingly, no fixed targets regarding the representation of women on the Board or in Management positions have been established at this time.

The Corporate Governance & Nominating Committee will seek to include diverse candidates in any director search and take into account that qualified candidates may be found in a broad array of organizations in addition to the traditional candidate pool of corporate directors. In addition to its own searches, as and when appropriate from time to time, qualified independent external advisors such as a recruitment firm may be engaged to conduct a search for candidates who meet the Board’s expertise, skill and diversity criteria. Due consideration will be given to female representation in the director nomination process by identifying female candidates in the selection process in order to promote gender diversity.

Consideration of the Representation of Women in the Director Identification and Selection Process

The Board recognizes the value of having a diverse board on the quality of its decision making. Gender is but one of the elements of diversity that the Corporate Governance & Nominating Committee and the Board considers when reviewing and assessing Board composition and when identifying and nominating new candidates for appointment or election to the Board. Most recent searches have included instructions to the consultants that the list of qualified candidates should include a significant number of female candidates.

Consideration Given to the Representation of Women in Executive Officer Appointments

The Corporation has adopted the Diversity Policy, which encourages and supports diversity in the workplace, including gender diversity, and is applicable to promotion decisions and the appointment of officers.

Issuer’s Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

The Board’s focus when appointing new members is on attracting individuals who best meet the needs of the Board at a given point in time. In making recommendations for the appointment or election of new Board members, the Corporate Governance & Nominating Committee considers all aspects of diversity including, but not limited to, gender. The Corporation has not adopted a target regarding women on the Board.

The Corporation has not adopted a target regarding women in executive officer positions. When appointing new officers, the Corporation is committed to the principle of meritocracy and looks to individuals’ skills, knowledge, experience and character necessary for the role regardless of age, race, ethnicity, gender or religion.

Number of Women on the Board and in Executive Officer Positions

None (0%) of the Corporation’s current directors are women. None (0%) of the Corporation’s current executive officers are women. The Corporation had a female director that resigned in 2017. The Corporation has not yet found a replacement female director.

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AUDIT AND RISK COMMITTEE

The purpose of the Corporation’s Audit and Risk Committee is to provide assistance to the Board in fulfilling its legal fiduciary obligations with respect to matters involving the accounting, auditing, financial reporting, internal control and legal compliance functions of the Corporation. It is the objective of the Audit and Risk Committee to maintain free and open means of communications among the Board, the independent auditors and the financial and senior management of the Corporation. For details concerning fees paid to KPMG by the Corporation and for details concerning the Audit and Risk Committee, see pages 59 and 60 of the Corporation’s Annual Information Form for the year ended December 31, 2017, which is dated February 28, 2018 and available on SEDAR at www.sedar.com, or as part of the Corporation’s Form 40-F for the year ended December 31, 2017, which is dated February 28, 2018 and available on EDGAR at www.sec.gov.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available through the Internet via the SEDAR website at www.sedar.com. Financial information of the Corporation is provided in the Financial Statements and MD&A for the financial year ended December 31, 2017. Copies of the Financial Statements and related MD&A may be obtained upon request from the Corporation’s Investor Relations group at 1600, 222 – 3rd Avenue S.W., Calgary, Alberta, Canada T2P 0B4 (ph: (403) 233-0224 or (855) 336-8814).

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Schedule “A”

STOCK OPTION PLAN

PENGROWTH ENERGY CORPORATION

PENGROWTH ENERGY CORPORATION

STOCK OPTION PLAN

May 1, 2018

PENGROWTH ENERGY CORPORATION | MANAGEMENT INFORMATION CIRCULAR |    Schedule A-1

PENGROWTH ENERGY CORPORATION | MANAGEMENT INFORMATION CIRCULAR |    Schedule A-2

ARTICLE 6 ADJUSTMENTS TO TERMS OF OPTION AGREEMENTS		A-13

6.1	Subdivision, Consolidation and Other Changes in Value	A-13

6.2	Change of Control Transactions	A-14

ARTICLE 7 CESSATION OF PARTICIPATION		A-15

7.1	No Further Grants and Expiry of Unvested Options Upon Cessation	A-15

7.2	Cessation Due to Death	A-15

7.3	Cessation Due to Disability	A-15

7.4	Cessation For Any Other Reason	A-15

7.5	Discretion of Board of Directors to Vest or Extend Expiry Date	A-16

7.6	Extension of Date During Black Out Periods	A-16

ARTICLE 8 GENERAL		A-16

8.1	Waiver	A-16

8.2	Governing Law	A-17

8.3	Enurement	A-17

8.4	Conflict	A-17

PENGROWTH ENERGY CORPORATION | MANAGEMENT INFORMATION CIRCULAR |    Schedule A-3

ARTICLE 1

INTERPRETATION

1.1	Purpose of Plan

The purpose of this Plan is to advance the interests of the Corporation and its subsidiaries by: (a) increasing the proprietary interests of Participants in the Corporation, (b) aligning the interests of Participants with the interests of the shareholders of the Corporation generally, (c) encouraging Participants to remain associated with the Corporation and its subsidiaries, and (d) furnishing Participants with an additional incentive in their efforts on behalf of the Corporation and its subsidiaries.

1.2	Definitions

In this Plan, the following terms have the following meanings:

(a)	“Act” means the Securities Act (Alberta), as amended;

(b)	“Affiliate” has the meaning assigned by the Act;

(c)	“Associate” has the meaning assigned by the Act;

(d)	“Board of Directors” means the board of directors of the Corporation;

(e)	“Change of Control” means, subject as hereinafter provided, the occurrence of the effective date or closing, as the case may be, of any of the transactions set out in subsections (i) to (iii) below:

(i)

the acquisition at any time, and by whatever means, by any person, or any group of two or more persons acting jointly or in concert, of the direct or indirect beneficial ownership of voting securities of the Corporation, or rights to acquire such securities, which, together with such person’s or persons’ then beneficially owned voting securities of the Corporation, or rights to acquire such securities, represents, assuming the full exercise of any and all such rights, more than 50% of the then issued and outstanding voting securities of the Corporation, as the case may be; or

(ii)

any arrangement, merger or other form of reorganization or restructuring of the Corporation if individuals who were members of the Board immediately prior to the completion of such transaction do not constitute a majority of members of the Board upon completion of such transaction; or

(iii)

any transaction in respect of which the Board has determined that a change of control within the meaning of this definition has occurred or will occur upon consummation of such transaction, which determination will be binding and conclusive for all purposes of this Plan.

Notwithstanding the foregoing, other than in respect of (iii) above, the following transaction shall not, for greater certainty, constitute a “Change of Control” hereunder:

(iv)

a transaction that relates to or is in connection an internal reorganization or other reorganization or restructuring involving the Corporation or its Shareholders or any of the subsidiaries of the Corporation or any combination thereof, whether or not any such transaction involves one or more other entities, provided that,

(A)

the holders of the outstanding voting securities of the Corporation, or as a result of a reorganization after the date hereof, any entity, other than the Corporation, that is the ultimate parent of the Corporation (through the direct or indirect holding of 50% or

PENGROWTH ENERGY CORPORATION | MANAGEMENT INFORMATION CIRCULAR |    Schedule A-4

more of the voting securities of the Corporation) or the Corporation itself if no other entity controls the Corporation (through the direct or indirect holding of 50% or more of the voting securities of the Corporation) immediately prior to the completion of such transaction hold, directly or indirectly (including through the Corporation or other entity), 50% or more of the outstanding voting securities of the Corporation upon completion of such transaction (and, for clarity, market trades in consequence of any such transaction or the announcement thereof shall not be taken into account), and

(B)	individuals who were members of the Board immediately prior to the completion of such transaction constitute a majority of members of the Board upon completion of such transaction;

(f)

“Common Share” means a common share in the capital of the Corporation and, after any adjustments pursuant to Section 6.1 hereof, means the shares or other securities or property which, as a result of such adjustments and all prior adjustments pursuant to Section 6.1 hereof, the holders of Options are then entitled to receive on the exercise thereof;

(g)

“Control Person” means, collectively, a person or group of persons, any one or more persons acting jointly or in concert with such person or group of persons, and any one or more associates or affiliates (within the meaning of the Securities Act (Alberta)) of such person or group of persons;

(h)	“Corporation” means Pengrowth Energy Corporation and any successor or continuing corporation resulting from any form of corporate reorganization;

(i)	“Exercise Price” means the price at which a Common Share may be purchased pursuant to the exercise of an Option;

(j)	“Expiry Date” means the date upon which an Option expires and is of no further force or effect, as may be adjusted pursuant to Article 6 or Article 7 hereof;

(k)

“Insider” means (i) an insider (as defined in the Act) of the Corporation; and (ii) an Affiliate or Associate of any person who is an Insider of the Corporation by virtue of sub-paragraph (i) of this definition;

(l)	“Option” means a right to purchase one Common Share that is granted pursuant to this Plan, including such a right that is deemed to have been granted pursuant to this Plan;

(m)	“Option Agreement” means an agreement between the Corporation and a Participant pursuant to which an Option is granted to such Participant;

(n)	“Optionee” means a Participant to whom an Option has been granted pursuant to this Plan;

(o)

“Participant” means, at any time, a person who at such time is (i) an officer or employee of the Corporation or one of its subsidiaries or (ii) a consultant (which may be a corporation) who provides services to the Corporation or one of its subsidiaries or (iii) a corporation controlled by such officer, employee or consultant;

(p)	“Plan” means this stock option plan, as amended from time to time;

(q)	“Preferred Share” means a preferred share in the capital of the Corporation;

(r)

“Retirement” means the retirement of a Participant who has greater than or equal to five (5) years of service to the Corporation or its subsidiary and is older than fifty-five years of age, or as otherwise approved by the Board;

PENGROWTH ENERGY CORPORATION | MANAGEMENT INFORMATION CIRCULAR |    Schedule A-5

(s)

“Stock Exchange” means, at any time, The Toronto Stock Exchange if the Common Shares are listed and posted for trading thereon at such time or, otherwise, any other stock exchange upon which the Common Shares are listed and posted for trading at such time;

(t)

“Substitution Event” means a Change of Control pursuant to which the Shares are converted into, or exchanged for, other property, whether in the form of securities of another entity, cash or otherwise;

(u)	“Unvested Option” means, at any time, an Option that is not exercisable at such time;

(v)	“Vested Option” means, at any time, an Option that is exercisable at such time; and

(w)	“Voting Securities” means Common Shares and Preferred Shares (to the extent that such shares have voting rights attached thereto).

1.3	Number and Gender

In this Plan, unless there is something in the subject or context inconsistent therewith, words importing the singular number include the plural, and vice versa, and words importing the masculine gender include the feminine and neuter genders, and vice versa.

1.4	No Effect on Employment or Retainer

Participation in this Plan by a Participant is entirely voluntary and does not affect the Participant’s employment or other engagement with, the Corporation or its subsidiaries. Neither this Plan nor the granting to a Participant of an Option thereunder of itself gives such Participant any right to continue to be an officer, employee or consultant of the Corporation or any of its subsidiaries. None of the terms and conditions governing an Option shall be affected by any change in the terms of Optionee’s employment by or engagement with the Corporation so long as the Optionee continues to be a Participant. The terms of this Plan or of any Option Agreement shall not affect in any manner whatsoever the terms or validity of any employment agreement to which the Corporation or any of its subsidiaries is a party.

1.5	No Rights as Shareholder

An Optionee has no rights as a shareholder in respect of a Common Share to which he is entitled upon the valid exercise of a Vested Option unless and until he has validly exercised such Option and has been issued such Common Share.

1.6	No Assurance of Value

The Corporation does not assure a profit or protect against a loss upon the exercise of any Option or the subsequent sale of any Common Share acquired thereby. The Corporation assumes no responsibility relating to any tax liability of the Optionee by reason of any transaction entered into pursuant to this Plan.

1.7	No Limitations on Board of Directors

Nothing contained in this Plan shall or shall be deemed to restrict or in any way limit the rights and powers of the Board of Directors in relation to any allotment and issuance of any securities of the Corporation that are not reserved for issuance hereunder.

1.8	No Inconsistencies with Stock Exchange Rules

This Plan is subject to the rules of any stock exchange or exchange facility through which the Common Shares may be traded. To the extent that any provision of this Plan conflicts with any such rule, such rule shall govern and this Plan shall be deemed to be amended to be consistent therewith.

PENGROWTH ENERGY CORPORATION | MANAGEMENT INFORMATION CIRCULAR |    Schedule A-6

ARTICLE 2

ADMINISTRATION OF PLAN

2.1 Board of Directors Responsible

This Plan shall be administered by the Board of Directors. However, the Board of Directors may delegate to a committee thereof or to one or more officers of the Corporation the responsibility for administering the Plan or any portion thereof. Any reference in this Plan to the Board of Directors shall include a reference to such a committee or officer(s), as the case may be. In administering this Plan, the Board of Directors may approve the form and content and may prescribe the use of such forms of option agreements and other documents or instruments, either generally or in specific cases, and make all other determinations and interpretations, all as it may deem necessary or advisable for the proper administration and operation of the Plan.

2.2	Decisions Final and Binding

All decisions and interpretations by the Board of Directors respecting this Plan or Options granted hereunder, including decisions as to adjustments in the number of Common Shares to be received upon the exercise of an Option or the Exercise Price thereof in accordance with Article 6, shall, absent bad faith, be final and binding on the Corporation, all Optionees and Participants and their respective successors.

2.3	Regulatory Approvals

The administration of this Plan, including the grant or exercise of any Options pursuant hereto, is subject to receipt by the Corporation of all approvals, advance rulings, exemptions or registrations required or desired under applicable laws and regulations, including all approvals or registrations required by any stock exchange or exchange facility through which the Common Shares may be traded.

2.4	Maintenance of Records

The Corporation will maintain all records relating to the administration of this Plan as may be necessary or advisable. Upon request, the Corporation will furnish an Optionee with a statement indicating the number of Options held on his behalf.

2.5	Amendments to and Termination of Plan

(a)

The Board of Directors may at any time, but subject always to the receipt of required regulatory approvals, alter, amend or revise the terms and conditions of this Plan or of any outstanding Options, or suspend, discontinue or terminate this Plan or any portion hereof, all provided that, without the prior written consent of an Optionee, no such action shall adversely affect (except as specifically provided in this Plan or an applicable Option Agreement) any Options previously granted to such Optionee and in respect of which the conditions of Section 4.3 hereof have been satisfied. Upon the suspension, discontinuance or termination of this Plan or any portion hereof, any Option granted prior thereto and in respect of which the conditions in Section 4.3 hereof have been satisfied shall remain exercisable in accordance with its terms as specified herein and in the Option Agreement.

(b)

Any alteration, amendment or revision to be made to this Plan or any outstanding Options (other than any suspension, discontinuance or termination of this Plan or any outstanding Options) is subject to the prior approval of the shareholders of the Corporation.

(c)

Notwithstanding Section 2.5(b), the Board of Directors shall have the power and authority to approve and effect amendments to the Plan or a specific option without further approval of the shareholders of the Corporation, to the extent that such amendments relate to:

PENGROWTH ENERGY CORPORATION | MANAGEMENT INFORMATION CIRCULAR |    Schedule A-7

(i)	Altering, extending or accelerating the terms and conditions of vesting applicable to any Option or group of Options;

(ii)	Changing the termination provisions of an Option, provided that the change does not entail an extension beyond the original expiry date of such Option;

(iii)	Accelerating the Expiry Date in respect of an Option;

(iv)	Determining and applying the anti-dilution adjustment provisions pursuant to Section 6.1 of the Plan;

(v)	Amending the definitions contained within the Plan and other amendments of a “housekeeping” nature; and

(vi)	Amending or modifying the mechanics of exercise of the Options.

(d)

Notwithstanding the provisions of Section 2.5(c), the Directors may not, without the approval of the security holders of the Corporation, make any amendments to the Plan or any Option of the following nature:

(i)	To increase the maximum number or percentage of Shares that may be issued pursuant to Options granted under the Plan;

(ii)	To reduce the exercise price of any Options;

(iii)

To alter the limits to Insider participation in the Plan as set out in Sections 3.2(b) and 3.4; (iv) To extend the Expiry Date of any Options; (v) To add any form of financial assistance to a Participant;

(vi)	To amend the restriction under Section 8.3 to permit a Participant to transfer any Options to a new beneficial holder other than for estate settlement purposes;

(vii)	To amend the Plan to allow for the grant of Options to non-employee directors; and

(viii)	To amend the provisions of this Section 2.5.

(e)

No alteration, amendment or revision of the Plan or any outstanding Options may contravene the requirements of the Toronto Stock Exchange or any securities commission or regulatory body to which the Plan or the Corporation is now or may hereafter be subject. Notwithstanding anything to the contrary contained herein, all amendments to the Plan must be approved by the Toronto Stock Exchange.

ARTICLE 3

COMMON SHARES ISSUABLE AND ISSUED PURSUANT TO PLAN

3.1	Interpretation

In this Article 3, the following terms shall have the following meanings:

(a)

“Available Option Shares” means, at any time, the number of Common Shares by which the Maximum Option Shares exceeds the sum of (i) the aggregate number of Common Shares issuable pursuant to the exercise of all Options outstanding at such time and (ii) the aggregate

PENGROWTH ENERGY CORPORATION | MANAGEMENT INFORMATION CIRCULAR |    Schedule A-8

number of Common Shares issuable pursuant to any other Share Compensation Arrangements at such time;

(b)	“Maximum Options Shares” means the maximum number of Common Shares provided for in Section 3.2;

(c)

“Outstanding Issue” means, at any time, the aggregate number of Common Shares actually issued and outstanding as determined on a non-diluted basis at such time, and in determining such number, Common Shares issuable but not yet issued shall not be included;

(d)

“Service Provider” means an employee, director, officer or other Insider of the Corporation or of any of its subsidiaries and any other person or corporation engaged to provide ongoing management, consulting, engineering, technical or other services for the Corporation or for any entity controlled by the Corporation; and

(e)

“Share Compensation Arrangement” means an employee stock purchase plan or any other security-based compensation arrangement or incentive mechanism involving the issuance or potential issuance of Common Shares to one or more Service Providers, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guaranty or otherwise, but excluding Options.

3.2	Aggregate Number of Common Shares Issuable Pursuant to Plan

(a)

The aggregate number of Common Shares issuable under Options that are issued and outstanding at any time under the Plan and any other Share Compensation Arrangement, shall not exceed 10% of the aggregate number of Common Shares actually outstanding at that time, as determined on a non-diluted basis;

(b)	In calculating the number of Common Shares actually outstanding at any time, Common Shares issuable but not yet not yet issued shall not be included;

(c)	The number of shares issuable shall not take into account shares issued or shares issuable pursuant to options that were terminated, exercised, or cancelled; and

(d)

The foregoing number shall be adjusted to account for any subdivision, consolidation or other event described in Section 6.1 hereof. Calculation of the aggregate number of Common Shares that have been issued upon the exercise of Options shall not include Common Shares not issued upon the exercise of Options in respect of which a cash payment has been made pursuant to Section 5.4, 5.5 or 5.6 hereof.

3.3	Limitations on Common Shares Issuable Pursuant to Plan

(a)

The Corporation shall not grant an Option or other Share Compensation Arrangement award to a Participant if such proposed grant would result in the number of Common Shares issuable pursuant to the exercise of all Options or other Share Compensation Arrangement award outstanding to such Participant at the time of the proposed grant exceeding 5% of the number of Common Shares issued and outstanding at such time.

(b)	The Corporation shall not grant an Option to an Insider if such proposed grant would result in the number of Common Shares issuable pursuant to:

(i)	the exercise of all Options outstanding to Insiders at the time of the proposed grant; and

(ii)	all other Share Compensation Arrangements existing between the Corporation and any one or more Insiders at the time of the proposed grant,

PENGROWTH ENERGY CORPORATION | MANAGEMENT INFORMATION CIRCULAR |    Schedule A-9

exceeding	10% of the Outstanding Issue at the time of the proposed grant.

3.4	Limitations on Common Shares Issued Pursuant to Plan

(a)

The Corporation shall not issue Common Shares upon the exercise of Options granted to an Insider if such proposed issuance would result in the aggregate of the number of Common Shares to be issued pursuant to such proposed issuance and the number of Common Shares issued in the one year period immediately preceding the proposed issuance pursuant to:

(i)	the exercise of Options granted to Insiders; and

(ii)	all other Share Compensation Arrangements existing between the Corporation and any one or more Insiders,

exceeding 10% of the Outstanding Issue immediately prior to the proposed issuance.

(b)

The Corporation shall not issue Common Shares upon the exercise of Options granted to an Insider if such proposed issuance would result in the aggregate of the number of Common Shares to be issued pursuant to such proposed issuance and the number of Common Shares issued in the one year period immediately preceding the proposed issuance to such Insider and all of his Associates pursuant to:

(i)	the exercise of Options granted to such Insider or any of his Associates; and

(ii)	all other Share Compensation Arrangements existing between the Corporation and such Insider or any of his Associates,

exceeding 5% of the Outstanding Issue immediately prior to the proposed issuance.

ARTICLE 4

GRANT OF OPTIONS

4.1	Discretionary Grants of Options

The Board of Directors may from time to time and in its discretion grant a specified number of Options to any one or more Participants. At the time of grant, the Board of Directors shall fix the following terms in respect of each grant of Options to each Participant:

(a)	the Exercise Price thereof;

(b)	the Vesting Date applicable thereto; and

(c)	the Expiry Date thereof.

The Board of Directors may also fix such other terms and conditions of the Option Agreement, not inconsistent with this Plan, as the Board of Directors in its discretion may determine.

4.2	Limitations on Terms of Options

The terms fixed by the Board of Directors in respect of a grant of Options shall be subject to the following conditions:

(a)	the Expiry Date of an Option shall be no later than ten (10) years from the date of grant of such Option;

PENGROWTH ENERGY CORPORATION | MANAGEMENT INFORMATION CIRCULAR |    Schedule A-10

(b)	the Option shall not be assignable; and

(c)

the Exercise Price of an Option shall not be lower than the higher of (i) the five day volume weighted average trading price of the Common Shares on the Stock Exchange on which the Common Shares are traded immediately preceding the date of grant or (ii) the lowest Exercise Price permitted by such Stock Exchange, provided that if the Common Shares are not listed and posted for trading on a Stock Exchange, the Exercise Price of an Option shall be the value determined by the Board of Directors on the date of grant.

4.3	Conditions Precedent to Effectiveness of Options

The grant of an Option to a Participant is conditional and is of no force and effect until the following conditions shall have been satisfied:

(a)

all regulatory approvals, including the approval for listing of the Common Shares to be received upon the exercise of such Option on all stock exchanges or exchange facilities through which the Common Shares are traded, have been obtained; and

(b)	an Option Agreement has been duly executed by the Corporation and delivered to such Participant.

4.4	Execution and Delivery of Option Agreement

An Option Agreement shall be in the form attached as Error! Reference source not found. to this Plan or in such other form as the Board of Directors may from time to time approve. An Option Agreement may be executed and delivered for and on behalf of the Corporation by any one of the Chairman, the President, or such other officer of the Corporation who may be identified for such purpose by the Board of Directors.

ARTICLE 5

EXERCISE OF OPTIONS

5.1	Exercise of Vested Options

(a)

A Vested Option may be exercised by delivery from the Optionee to the Corporation at its head office of a written notice of exercise that specifies the number of Common Shares with respect to which such Vested Option is being exercised and payment in full by way of cash or cheque of the purchase price of the Common Shares that are being purchased pursuant to such exercise. In lieu of providing full payment by way of cash or cheque for the Vested Option being exercised, the Board may permit an Optionee to elect to receive, without payment by the Optionee of any additional consideration, Common Shares equal to the value of the Vested Option (or the portion thereof being exercised) on a “cashless” basis, in which event, the Corporation shall issue to the Optionee a number of whole Common Shares computed using the following formula:

X = Y(A–B)

       A

Where:

X = The number of whole Common Shares to be issued to the Optionee pursuant to the cashless exercise;

Y = The number of Common Shares in respect of which the cashless exercise election is made;

A = The closing price of the Common Shares on the Stock Exchange on which the Common Shares are listed         and posted for trading on the first

PENGROWTH ENERGY CORPORATION | MANAGEMENT INFORMATION CIRCULAR |    Schedule A-11

  trading day immediately preceding the date of exercise of the Vested

  Option; and

B = The exercise price of the Vested Option.

The amount of Common Shares issued to an Optionee pursuant to this Section will be reduced by the amount of all withholdings required by law.

(b)

An Optionee may elect the exercise of a Vested Option to be conditional upon the successful completion of a Change of Control Transaction on or before a stipulated date by so stating in the written notice delivered pursuant to paragraph (a) above. If such condition is not satisfied, then the Vested Option shall be deemed to not have been exercised and the Corporation shall return to the Optionee any payment made by the Optionee to the Corporation pursuant to paragraph (a) above.

5.2	Issuance of Common Shares Upon Exercise

Subject to Sections 5.4, 5.5 or 5.6 hereof, upon the exercise of Vested Options, the Corporation shall cause to be delivered to the Optionee a certificate registered in the name of such Optionee representing the number of Common Shares to which the Optionee is entitled upon such exercise. Common Shares issued upon the exercise of Vested Options shall be validly issued as fully paid and non-assessable. The issuance of such Common Shares shall not require further approval of the Board of Directors and shall be deemed to have occurred on the date that the related Options were exercised.

5.3	Restrictions on Resale of Common Shares

Any trade by the Optionee in any Common Shares issued to him pursuant to the exercise of Vested Options, including any sale or disposition for valuable consideration, and any transfer, pledge or encumbrance of such Common Shares, is subject to such regulatory approvals and other restrictions under applicable securities laws as may be required or applicable at the time of such trade. Accordingly, the Corporation makes no representation as to the ability of any Optionee to trade such Common Shares.

5.4	Prohibition on Exercise of Vested Options

Notwithstanding any other provision of this Plan or of any Option Agreement, no Common Share shall be issued upon the exercise of a Vested Option where such issuance would result in a violation of Article 3 hereof. Where an Optionee exercises an Option in such circumstances, he may elect to either withdraw his notice of exercise (upon which the Option subject to the written notice of exercise shall be deemed to not have been exercised) or to demand and receive from the Corporation payment of a cash amount calculated in accordance with Section 5.6 hereof in lieu of his right to receive a Common Share. Any cash amount paid to an Optionee pursuant to this Section shall be reduced by the amount of all withholdings required by law.

5.5	Conditions Precedent to Issuance of Common Shares

If at any time the Corporation receives advice from legal counsel that:

(a)	the registration or qualification of the Common Shares that underlie any Options, or the consent or approval of any securities exchange or any stock exchange upon which the Common Shares are listed;

(b)	the registration or qualification under any laws of Canada or any Province thereof or of the United States or any state thereof or the consent or approval of any regulatory authority thereof;

(c)	evidence (in form and content satisfactory to the Board of Directors) of the investment intent of the Optionee; or

PENGROWTH ENERGY CORPORATION | MANAGEMENT INFORMATION CIRCULAR |    Schedule A-12

(d)

an undertaking of the Optionee as to the sale or disposition of the Common Shares that would be received upon an exercise of Options to the effect that such Common Shares are not to be traded by the Optionee for a specified period of time;

is necessary or desirable as a condition of the issuance of any Common Shares upon the exercise of Vested Options, then the Corporation may elect to not issue such Common Shares unless and until such registration, qualification, consent, approval, evidence or undertaking has been effected or obtained free of any condition not acceptable to the Corporation. Where an Optionee exercises an Option in such circumstances, he may elect to either withdraw his notice of exercise (upon which the Option subject to the written notice of exercise shall be deemed to not have been exercised) or to demand and receive from the Corporation payment of a cash amount calculated in accordance with Section 5.6 hereof in lieu of his right to receive a Common Share. Any cash amount paid to an Optionee pursuant to this Section shall be reduced by the amount of all withholdings required by law.

5.6	Cash Payment in Lieu of Common Shares

If a written notice of exercise pursuant to Section 5.1 hereof is received by the Corporation from an Optionee:

(a)	at any time when the Common Shares are listed and posted for trading on a Stock Exchange, or

(b)

subsequent to the earlier occurrence of (i) the formal proposal to the shareholders of the Corporation (through the mailing of a circular or otherwise) of a transaction that if successfully completed would constitute a Change of Control Transaction, or (ii) the successful completion of a Change of Control Transaction then the Board of Directors may in its discretion permit the Optionee to demand and receive from the Corporation in respect of the exercise of each Vested Option that is subject to such written notice payment of a cash amount equal to the amount, if any, by which (c) where paragraph (b) is not applicable, the closing price of the Common Shares on the Stock Exchange on which the Common Shares traded on the first trading day immediately preceding the date of exercise and where paragraph (b) is applicable, the price attributed to the Common Shares for the purposes of the Change of Control Transaction exceeds (d) the Exercise Price of such Vested Option, all in lieu of his right to receive a Common Share. The cash amount paid to an Optionee pursuant to this Section will be reduced by the amount of all withholdings required by law.

ARTICLE 6

ADJUSTMENTS TO TERMS OF OPTION AGREEMENTS

6.1	Anti-Dilution - Subdivision, Consolidation and Other Changes in Value

In the event:

(a)	of any change or proposed change in the Common Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise;

(b)	of any issuance, dividend or distribution to all or substantially all the holders of Common Shares of any shares, securities, property or assets of the Corporation other than in the ordinary course;

(c)	that any rights are granted to holders of Common Shares to purchase Common Shares at prices materially below fair market value; or

(d)	that as a result of any recapitalization, merger, consolidation or otherwise the Common Shares are converted into or exchangeable for any other shares or securities;

PENGROWTH ENERGY CORPORATION | MANAGEMENT INFORMATION CIRCULAR |    Schedule A-13

then in any such case:

(e)

the Board of Directors will proportionately adjust the number of Common Shares that underlie each Option, the number of Common Shares that are available for issuance pursuant to the exercise of all outstanding Options, the securities or other property that may be acquired upon the exercise of an Option and the Exercise Price of such Option, or one or more of the foregoing, to prevent substantial dilution or enlargement of the rights granted to, or available for, Optionees; and

(f)

the Board of Directors may amend to an earlier date the date on which any or all Unvested Options shall become Vested Options and may decide whether such Options will remain as Vested Options for a limited period of time only and, any such determination, subject to approval of the Toronto Stock Exchange, is deemed to be incorporated into the applicable Option Agreement(s).

6.2	Change of Control Transactions

(a)

If, before the vesting of an Option in accordance with the terms thereof, a Change of Control shall occur then, unless otherwise determined by the Board prior to the Change of Control, immediately prior to the time a Change of Control occurs, all previously unvested Options shall immediately vest, provided, however, that such vesting of Options shall, unless otherwise determined in advance by the Board, be effective as of the date of the Change of Control and shall be conditional on the consummation of such Change of Control.

(b)

Upon the occurrence of a Substitution Event, the surviving or acquiring entity (the “Continuing Entity”) shall, to the extent commercially reasonable, be required to take all necessary steps to continue this Plan and to continue the Options granted hereunder or to substitute or replace similar same with options measurable in value to the securities in the Continuing Entity for the Options outstanding under this Plan on substantially the same terms and conditions as the Stock Option Plan.

(c)

In the event that: (i) the Continuing Entity does not (or, upon the occurrence of the Substitution Event, will not) comply with the provisions set forth in Section 6.2(b); (ii) the Board determines, acting reasonably, that compliance with the provisions set forth in Section 6.2(b) is not practicable; (c) the Board determines, acting reasonably, that compliance with the provisions set forth in Section 6.2(b) would give rise to adverse tax results to Optionees; or (d) the securities of the Continuing Entity are not (or, upon the occurrence of the Substitution Event, will not be) listed and posted for trading on a recognizable stock exchange; then, unless otherwise determined by the Board prior to the date of the Substitution Event, upon such Substitution Event, all previously unvested Options shall vest in accordance in accordance with the provisions of Section 6.2(a), on the basis that the references to “Change of Control” in Section 6.2(a) shall be read as “Substitution Event”.

(d)

If, following a Substitution Event: (i) an Optionee without a written employment contract with the Corporation has his or her employment with the Corporation terminated for any reason within twelve (12) months of a Substitution Event; or (ii) an Optionee who is party to a written employment agreement with the Corporation is dismissed without cause, constructively dismissed or otherwise exercises his or her right to terminate his or her employment with the Corporation pursuant to the Change of Control provisions of his or her employment agreement; then: (iii) immediately prior to the time of such termination of employment, all previously unvested Options held by the Optionee shall immediately vest and the Optionee shall have thirty (30) days from the date of such termination of employment to exercise such vested Options.

PENGROWTH ENERGY CORPORATION | MANAGEMENT INFORMATION CIRCULAR |    Schedule A-14

ARTICLE 7

CESSATION OF PARTICIPATION

7.1	No Further Grants and Expiry of Unvested Options Upon Cessation

(a)	If an Optionee ceases to be a Participant for any reason, such Optionee shall thereafter not receive any further grants of Options.

(b)

Immediately upon an Optionee ceasing to be a Participant (other than by death or retirement), all of such Optionee’s Unvested Options shall expire, automatically terminate, and be of no further force or effect.

7.2	Cessation Due to Death

If an Optionee ceases to be a Participant by reason of his death, all of such Optionee’s Unvested Options shall immediately vest and at any time on or before 5:00 p.m. (Calgary time) on the earliest of:

(a)	the Expiry Date of a particular Option;

(b)	the date that is one year after the date on which he died (the “First New Expiry Date”); and

(c)	the latest date permitted by the Stock Exchange, if any

the Optionee’s legal representatives may, for the benefit of the Optionee’s estate, exercise any Vested Options. Immediately after such time, all of such Optionee’s Vested Options shall expire, automatically terminate, and be of no further force and effect.

7.3	Cessation Due to Disability

If an Optionee ceases to be a Participant by reason of his permanent physical or mental disability (as reasonably determined by the Board), all of such Optionee’s Unvested Options shall vest in accordance with the terms of the Options and at any time on or before 5:00 p.m. (Calgary time) on the earliest of:

(a)	the Expiry Date of a particular Option;

(b)	the date that is ninety (90) days following the final Vesting of all outstanding Options (the “First New Expiry Date”); and

(c)	the latest date permitted by the Stock Exchange, if any

the Optionee (or his legal representatives) may exercise any Option that was a Vested Option at the time of the Optionee’s disablement. Immediately after such time, all of such Optionee’s Vested Options shall expire, automatically terminate, and be of no further force and effect.

For greater certainty but without limiting the generality of the foregoing, if an Optionee is deemed to be an employee of the Corporation pursuant to a medical or disability plan of the Corporation or a subsidiary thereof, such Optionee is deemed to be an employee for the purpose of this Plan and all Options granted hereunder.

7.4 Cessation Due to Retirement

If an Optionee ceases to be a Participant by reason of his Retirement, all of such Optionee’s Unvested Options shall vest in accordance with the terms of the Options and at any time on or before 5:00 p.m. (Calgary time) on the earliest of:

PENGROWTH ENERGY CORPORATION | MANAGEMENT INFORMATION CIRCULAR |    Schedule A-15

(a)	the Expiry Date of a particular Option;

(b)	the date that is ninety (90) days following the final Vesting of all outstanding Options (the “First New Expiry Date”); and

(c)	the latest date permitted by the Stock Exchange, if any

the Optionee (or his legal representatives) may exercise any Vested Option. Immediately after such time, all of such Optionee’s Vested Options shall expire, automatically terminate, and be of no further force and effect. Notwithstanding the foregoing, any Options which are granted to a Participant during the calendar year in which the Participant retires shall vest as to 1/36th for each full month the person remained a Participant after March 1st of the applicable year up until the Participant’s date of Retirement.

7.5	Cessation For Any Other Reason

If an Optionee ceases to be a Participant for any reason other than one of those enumerated in Section 7.2, 7.3 or 7.4 hereof, then at any time on or before 5:00 p.m. (Calgary time) on the earlier of:

(a)	the Expiry Date of each of such Optionee’s Vested Options; or

(b)	the date that is sixty (60) days, after the date on which the Optionee ceases to be a Participant pursuant to this Section (the “Second New Expiry Date”),

the Optionee may exercise any Option that was a Vested Option at the time the Optionee ceased to be a Participant. Immediately after such time, all of such Optionee’s Vested Options shall expire, automatically terminate, and be of no further force and effect.

7.6	Discretion of Board of Directors to Vest or Extend Expiry Date

Notwithstanding the foregoing provisions of this Article, at any time in its discretion and with deemed effect immediately prior to an Optionee ceasing to be a Participant, the Board of Directors may (a) deem Unvested Options of an Optionee that has ceased to be a Participant to be Vested Options and/or (b) extend the First New Expiry Date or Second New Expiry Date, as the case may be, in respect of any or all of such Optionee’s Unvested Options or Vested Options, provided that such extended First New Expiry Date or Second New Expiry Date, as the case may be, shall not be later than the earlier of the Expiry Date of the applicable Options and third anniversary of the date on which such Optionee ceased to be a Participant.

7.7	Extension of Date During Black-Out Periods

Notwithstanding any other provisions contained herein, if the Expiry Date of an Option falls within any period during which employees of the Corporation are prohibited from trading securities of the Corporation that is imposed by the Corporation pursuant to its policies (a “Black-Out Period”), or within five (5) business days thereafter, the Expiry Date of such Option shall be automatically extended for a period of ten (10) business days following the end of the Black-Out Period.

ARTICLE 8

GENERAL

8.1	Waiver

No waiver by the Corporation of any term of this Plan or any breach thereof by an Optionee is effective or binding on the Corporation unless it is expressed in writing and any waiver so expressed does not limit or affect its rights with respect to any other or future breach.

PENGROWTH ENERGY CORPORATION | MANAGEMENT INFORMATION CIRCULAR |    Schedule A-16

8.2	Governing Law

This Plan and each Option granted under this Plan shall be governed by and construed in accordance with the laws of the Province of Alberta and any Option Agreement entered into pursuant to this Plan shall be treated in all respects as an Alberta contract.

8.3	Enurement

This Plan and any Option Agreement entered into pursuant hereto shall enure to the benefit of and be binding upon the Corporation, its successors and assigns. The interest of any Optionee hereunder or under any Option Agreement is not transferable or alienable by the Optionee either by assignment or in any other manner and, during his lifetime, is vested only in him, but, subject to the terms hereof and of the Option Agreement, shall enure to the benefit of and be binding upon his legal personal representatives.

8.4	Conflict

In the event of a conflict between the terms of this Plan and an Option Agreement, the terms of this Plan shall prevail.

APPROVED AND ADOPTED at Calgary, Alberta, this 1st of May, 2018.

PENGROWTH ENERGY CORPORATION | MANAGEMENT INFORMATION CIRCULAR |    Schedule A-17

Schedule “A”

STOCK OPTION AGREEMENT

THIS AGREEMENT effective as of the ● day of ●, 20●, between

PENGROWTH ENERGY CORPORATION (the “Corporation”)

and

● (the “Optionee”)

WHEREAS the Corporation adopted a stock option plan effective ●, 2018 (the “Plan”) to develop the interest of officers, employees and consultants of the Corporation and its subsidiaries in the growth and development of the Corporation by providing such persons with the opportunity to acquire an increased proprietary interest in the Corporation and to better enable the Corporation and its subsidiaries to attract and retain persons of desired experience and ability;

AND WHEREAS pursuant to the Plan, the board of directors of the Corporation has approved the granting to the Optionee of a stock option to purchase common shares (“Common Shares”) in the capital of the Corporation.

NOW THEREFORE, the Corporation and the Optionee hereby agree as follows:

(A)

The Corporation hereby grants to the Optionee, subject to the terms and conditions set forth in this Agreement and the Plan, the right to purchase the aggregate number of Common Shares set forth below, and each such option shall be exercisable at the exercise price set forth opposite such grant on or after the vesting date set forth opposite such grant and prior to the close of business on the expiry date set forth opposite such grant:

Number of Shares Under Option Grant	Exercise Price	Vesting Date	Expiry Date
●	$●	●	●
●	$●	●	●
●	$●	●	●

(B)  Subject to earlier termination or expiry in accordance with the terms of the Plan, each stock option granted hereby shall expire on the close of business on the expiry date set forth in Section A opposite such option grant and shall thereafter automatically terminate and be of no further force or effect.

(C)  Each option granted hereunder shall not be transferable or assignable by the Optionee.

(D)  Time is of the essence of this Agreement.

(E)  The Optionee acknowledges receipt of a copy of the Plan and hereby agrees that the terms and conditions of the Plan shall govern each stock option granted hereunder, including all amendments required by any applicable stock exchange or other regulatory authority or otherwise consented to by the Optionee. The Plan contains provisions permitting the termination of the Plan or outstanding options in

PENGROWTH ENERGY CORPORATION | MANAGEMENT INFORMATION CIRCULAR |    Schedule A-18

certain circumstances. The Optionee is encouraged to read and understand the provisions of the Plan. In the event of any inconsistency between the terms of this Agreement and the terms of the Plan, the terms of the Plan shall govern.

Dated at Calgary, Alberta with effect as of the date first above written.

PENGROWTH ENERGY CORPORATION

Per:
●

Witness		●

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Schedule “B”

WRITTEN MANDATE OF THE BOARD

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Policies and Practices	1 of 3

MANDATE OF THE BOARD OF DIRECTORS
CORPORATE GOVERNANCE POLICY

In accordance with the recommendation of the Corporate Governance and Nominating Committee (the “Committee”), the Board of Directors (the “Board”) of Pengrowth Energy Corporation (“Pengrowth”) wishes to formalize the guidelines pursuant to which the Board fulfills its obligations to Pengrowth.

The Board acknowledges the Corporate Governance Guidelines set forth in National Policy 58-201 (“NP 58-201”) and the overriding objective of promoting appropriate behaviour with respect to all aspects of Pengrowth’s business. In consultation with the Committee, the Board will continuously review and modify its terms of reference with regard to the applicable business environment, industry standards on matters of corporate governance, additional standards which the Board believes may be applicable to Pengrowth’s business, the location of Pengrowth’s business and its shareholders and the application of laws and policies.

The guidelines are intended to be flexible and are intended to provide direction to the Board in conjunction with its legal obligations and mandate from the shareholders to oversee and direct the affairs of Pengrowth.

Board Responsibilities

As recommended by the provisions of NP 58-201, the Board explicitly acknowledges responsibility for the stewardship of Pengrowth, including responsibility for the following:

1.

to the extent feasible, satisfying itself as to the integrity of the President and Chief Executive Officer (“CEO”) and other executive officers and that the CEO and other executive officers create a culture of integrity and cooperation throughout the organization;

2.

adopting a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business and monitoring performance against those plans; the Board will seek recommendations from the CEO with respect to the execution of strategic plans adopted by the Board;

3.

identifying the principal risks of Pengrowth’s business and ensuring the implementation of appropriate risk management systems; adopt policies and processes to identify business risks; address what risks are acceptable to Pengrowth and ensure that systems and actions are put in place to manage them;

4.	succession planning, including appointing, training and monitoring senior management;

5.	approving Pengrowth’s communication policy and other relevant policies, including insider trading and environmental, health and safety matters;

6.	requiring management to ensure the integrity of the internal control procedures and management information systems;

7.

approving annual capital and operating plans and monitoring performance against those plans (in conjunction with the Reserves, Health, Safety and Environment Committee, the Audit and Risk Committee will review and recommend these plans to the Board);

8.	developing an approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to Pengrowth;

PENGROWTH ENERGY CORPORATION | MANAGEMENT INFORMATION CIRCULAR |    Schedule B-1

9.

developing measures for receiving feedback from shareholders and other stakeholders on the business of Pengrowth and other matters, whether through investor relations, the CEO or other channels independent of management;

10.

developing guidelines with respect to expectations and responsibilities of directors, including basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials, either directly or through recommendations from the Committee;

11.	developing clear position descriptions for the Chairman of the Board and the chair of each board committee;

12.	together with the CEO, developing a clear position description for the CEO;

13.	developing or approving the corporate goals and objectives that the CEO is responsible for meeting; and

14.	conducting regular assessments to determine whether the Board, its committees and each individual director are contributing and functioning effectively.

Composition of the Board

1.	Criteria for the Board of Directors

At least two-thirds of the Board shall be “independent”, within the meaning of section 1.4 of National Instrument 52-110 – Audit Committees. The Board is responsible for making the determination of whether a director is independent. It will be the responsibility of the Committee to implement a process for assessing the effectiveness of the Board, its committees and each individual Board member and shall review with the Board, on an annual basis, the results of their assessment.

2.	Size of the Board

The size of the Board shall enable its members to effectively and responsibly discharge their responsibilities to Pengrowth and to the shareholders of Pengrowth. The demands upon the Board will likely evolve with the future growth and development of Pengrowth. The size of the Board should be considered over time and within the context of the development of the business of Pengrowth, the formation of committees, the workload and responsibilities of the Board and the required expertise and experience of members of the Board.

Board Committees

●	The Board shall, at this time, have the following standing committees:

1. Audit and Risk Committee;

2. Corporate Governance and Nominating Committee;

3. Compensation Committee; and

4. Reserves, Health, Safety and Environment Committee.

●	The responsibilities of the foregoing committees shall be as set forth in the mandates for these committees as prescribed from time to time by the Board.

●	The committees of the Board shall be comprised of a sufficient number of “independent” directors so as to comply with applicable laws.

●

Appointment of members to committees shall be the responsibility of the Board, having received the recommendation of the Committee, based upon consultations with the members of the Board. In this regard, consideration should be given to rotating committee members from time to time and to the special skills of particular directors. The Chairman of each committee will be selected by the Board, having received the recommendation of the committee. The committee chairs will be responsible for

PENGROWTH ENERGY CORPORATION | MANAGEMENT INFORMATION CIRCULAR |    Schedule B-2

determining the agenda of meetings of their respective committees and determining the frequency and length of meetings, provided that each committee must meet at least semi-annually (with recommended meetings three to four times per year).

●

The Board shall regularly assess the effectiveness of each of the committees. An assessment should consider, among other things, the mandate of each committee and the contribution of each member thereof.

●

The Board may constitute additional standing committees or special committees with special mandates as may be required or appropriate from time to time. In appropriate circumstances, the committees of the Board shall be authorized to engage independent advisors as may be necessary in the circumstances.

●	In discharging his or her obligations, an individual director may engage outside advisors, at the expense of Pengrowth, in appropriate circumstances and subject to the approval of the Committee.

Selection of New Directors and Chairman of the Board

●

The Board will ultimately be responsible for nominating or, within the year, appointing new directors and for the selection of its Chairman. However, initial responsibility for identifying and nominating Board members shall reside with the Committee.

●	The process of identifying and recommending new directors shall be the responsibility of the Committee, following consultation with members of the Board at large.

●	Invitations to join the Board should be extended by the Chairman of the Board.

●	New members of the Board shall be provided with an orientation and education program as to the nature of the business of Pengrowth, current issues, strategies and responsibilities of directors.

Board Expectations of Senior Management and Access to Senior Management

●	The CEO is responsible for the day to day operation of Pengrowth.

●

The CEO is encouraged, upon invitation of the Board, to bring appropriate management members to Board meetings in order to expose directors to key members of the management team, to provide reports in their specific areas of expertise and provide additional insight into matters being considered by the Board. However, the Board will ordinarily conduct business with only members of the Board present, with the addition of the Corporate Secretary to ensure that the Board is acting independently of management. Independent Directors should also meet at every meeting, without representatives of management present, under the chairmanship of the Chairman of the Board to fully discuss any procedural or substantive issues which they wish. Results of these meetings should be communicated to the CEO as appropriate. The Board will typically schedule a portion of each meeting as a meeting solely of the independent directors under the direction and chairmanship of the Chairman of the Board.

Meeting Procedures

●	The Board should be supported in its work by a Corporate Secretary who has a position description approved by the Board. The Corporate Secretary reports to the CEO and the Chairman of the Board.

●

The members of the Board, the Corporate Secretary and a secretary to the meeting should be invited to any regularly constituted meeting of the Board. Officers or other persons shall attend by invitation only and for those elements of the meetings where their input is sought by the members of the Board.

Adopted by the Board of Pengrowth on November 1, 2012.

Last reviewed and approved by the Board of Pengrowth on November 9, 2017.

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Any questions and requests for assistance may be directed to the

Strategic Shareholder Advisor and Proxy Solicitation Agent:

The Exchange Tower

130 King Street West, Suite 2950, P.O. Box 361

Toronto, Ontario M5X 1E2

www.kingsdaleadvisors.com

North American Toll Free Phone:

1-866-581-1487

Email: contactus@kingsdaleadvisors.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272

PENGROWTH ENERGY CORPORATION

1600, 222 Third Avenue S.W., Calgary, AB T2P 0B4 Canada

Phone: 403.233.0224 | Toll free: 800.223.4122 | Fax: 403.265.6251

www.pengrowth.com

Investor Relations

Phone: 403.233.0224 | Toll free: 855.336.8814

E-mail: investorrelations@pengrowth.com

Stock Exchange Listings

Toronto Stock Exchange: PGF | New York Stock Exchange: PGH